   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 6, 2000
                                                      REGISTRATION NO. 333-40148
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ----------------

                              AMENDMENT NO. 1

                                    TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------
                            DUPONT PHOTOMASKS, INC.
               AND THE GUARANTOR IDENTIFIED IN FOOTNOTE (*) BELOW
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                          74-2238819
         (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NUMBER)

                           131 OLD SETTLERS BOULEVARD
                            ROUND ROCK, TEXAS 78664
                                 (512) 310-6500
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF THE
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ----------------
                                  JOHN M. LYNN
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            DUPONT PHOTOMASKS, INC.
                           131 OLD SETTLERS BOULEVARD
                            ROUND ROCK, TEXAS 78664
                                 (512) 310-6500
                            TELECOPY: (512) 310-6544
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ----------------
                                   COPIES TO:

                 RONALD G. SKLOSS                                      ALAN DEAN
                 NATHAN T. DOOLEY                                   JOHN G. CROWLEY
         BROBECK, PHLEGER & HARRISON LLP                         DAVIS POLK & WARDWELL
         301 CONGRESS AVENUE, SUITE 1200                          450 LEXINGTON AVENUE
               AUSTIN, TEXAS 78701                              NEW YORK, NEW YORK 10017
            TELEPHONE: (512) 477-5495                          TELEPHONE: (212) 450-4000
            FACSIMILE: (512) 477-5813                          FACSIMILE: (212) 450-4800

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [X]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ----------------

(*) E. I. du Pont de Nemours and Company, a Delaware corporation having the I.R.S. Employer Identification Number 51-0014090, is a guarantor of the notes and is a co-registrant.

   THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY + +NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN + +OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING OFFERS TO BUY THESE +
+SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)

Issued July 5, 2000

                                  $100,000,000
                            DuPont Photomasks, Inc.

                   % CONVERTIBLE SUBORDINATED NOTES DUE 2004
                                 guaranteed by
                       E. I. du Pont de Nemours & Company

                                  -----------

                        Interest Payable on     and

                                  -----------

HOLDERS MAY CONVERT THE NOTES INTO COMMON STOCK OF DUPONT PHOTOMASKS, INC. AT
ANY TIME ON OR BEFORE        , 2004 AT A CONVERSION PRICE OF $   PER SHARE,
SUBJECT TO ADJUSTMENT IN CERTAIN EVENTS.

                                  -----------

BEGINNING              , WE MAY REDEEM THE NOTES IN WHOLE OR IN PART, AT THE
REDEMPTION PRICES SET FORTH HEREIN, TOGETHER WITH ACCRUED INTEREST.

                                  -----------

FOR A MORE DETAILED DESCRIPTION OF THE NOTES, SEE "DESCRIPTION OF NOTES" BEGINNING ON PAGE 44.

                                  -----------

CONCURRENT WITH THIS OFFERING OF NOTES, WE AND E. I. DU PONT DE NEMOURS AND COMPANY ARE CONDUCTING A SEPARATE OFFERING OF 3,200,000 SHARES OF OUR COMMON STOCK. THE COMMON STOCK OFFERING WILL BE MADE PURSUANT TO A SEPARATE PROSPECTUS. THIS OFFERING OF OUR NOTES IS NOT CONDITIONED ON THE COMPLETION OF THE OFFERING OF OUR COMMON STOCK.

                                  -----------

OUR COMMON STOCK IS QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "DPMI." ON JULY 5, 2000, THE REPORTED LAST SALE PRICE FOR OUR COMMON STOCK WAS $64 13/16 PER SHARE.

                                  -----------

INVESTING IN THE NOTES OR OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9.

                                  -----------

                    PRICE 100% AND ACCRUED INTEREST, IF ANY

                                  -----------

                                           UNDERWRITING
                                  PRICE TO DISCOUNTS AND       PROCEEDS TO
                                   PUBLIC   COMMISSIONS  DUPONT PHOTOMASKS, INC.
                                  -------- ------------- -----------------------
Per Note.........................     %           %                  %
Total............................  $          $                  $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the notes to purchasers on
July   , 2000.

                                  -----------

MORGAN STANLEY DEAN WITTER                            CREDIT SUISSE FIRST BOSTON

     , 2000

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Prospectus Summary..................    3
Risk Factors........................    9
Special Note Regarding Forward-Look-
 ing Statements.....................  17
Use of Proceeds.....................  17
Dividend Policy.....................  18
Price Range of Common Stock.........  18
Capitalization......................  19
Selected Financial Data.............  20
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................  21

                                              PAGE
                                              ----
Business............................           27
Management..........................           37
Transactions and Relationship Between Us and
 E. I. du Pont de Nemours and Company..        40
Description of Notes................           44
Description of Capital Stock........           55
Material Federal Income Tax Considerations..   59
Underwriters........................           64
Legal Matters.......................           65
Experts.............................           65
Where You Can Find More Informa-
 tion...............................           66
Index to Financial Statements.......          F-1

                               ----------------

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, the notes, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the notes.

   We have licensed from E. I. du Pont de Nemours and Company use of the tradename "DuPont" and the DuPont in Oval logo. All other trademarks or tradenames referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

   You should read this summary together with the more detailed information and our financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, "we," "us" and "our" mean DuPont Photomasks, Inc., and "DuPont" means E. I. du Pont de Nemours and Company or one of its wholly owned subsidiaries. Our fiscal year ends June 30.

                               DUPONT PHOTOMASKS

   We are one of the largest photomask manufacturers in the world. Photomasks are high-purity quartz or glass plates containing precision images of integrated circuits and are used as masters by semiconductor manufacturers to optically transfer these images onto semiconductor wafers. Photomasks are a necessary component in the typical production of semiconductors, and advanced photomask technologies are critical to enabling the manufacture of increasingly complex semiconductor devices. We manufacture a broad range of photomasks based on customer-supplied design data, including photomasks that meet the tightest design specifications required by semiconductor manufacturers today. We sell our products to over 200 customers in 20 different countries. We believe that we are the principal merchant photomask supplier for many of our customers, including Advanced Micro Devices, Agilent Technologies, Hewlett-Packard, Hyundai, IBM, Lucent Technologies, Micron Technology, National Semiconductor, Philips, Samsung, STMicroelectronics, Texas Instruments and UMC Group. We operate globally from 13 manufacturing facilities in North America, Europe and Asia, including two joint venture facilities. We also operate the DPI Reticle Technology Center, LLC, a joint venture facility dedicated to advanced photomask technology development and fabrication of leading-edge photomasks.

   The market for photomasks consists primarily of semiconductor manufacturers in North America, Europe and Asia. The photomask industry is comprised of both independent merchant producers, which sell photomasks to multiple semiconductor manufacturers, and captive operations, which are facilities owned and operated by semiconductor manufacturers primarily for internal use. According to an industry source, the worldwide market for photomasks totaled approximately $2.1 billion in 1999. We estimate that the photomask markets in North America, Europe and non-Japan Asia, the regions in which we primarily compete, represented approximately 60% of the worldwide market in 1999 and that merchant photomask sales in these regions were over $700 million in 1999. Based on sales, we believe we are one of the two largest merchant suppliers in North America and non-Japan Asia and the largest merchant supplier in Europe.

   The demand for photomasks is driven primarily by semiconductor design activity. We believe that a number of recent trends are fueling growth in photomask activity, including:

  .  Proliferation of semiconductor applications;

  .  Increasing customization of semiconductor designs;

  .  Growing complexity of semiconductor devices;

  .  Decreasing feature size of semiconductor designs; and

  .  Shorter product lifecycles.

   We are continuing a significant global expansion to support the growth of our business by acquiring existing photomask manufacturing operations, building new manufacturing facilities and installing additional manufacturing capacity in existing facilities. The photomask industry continues to shift from captive operations to merchant production, and we have been a beneficiary of the industry's consolidation. Our recent acquisitions of captive operations and joint ventures include:

  . In 2000, we acquired IBM's European photomask manufacturing assets located in Corbeil-Essonnes, France, and entered into a multi-year, global supply agreement, under which we will supply IBM with the significant majority of its externally sourced photomasks.

  . In 1998, we established a joint venture with UMC Group to produce photomasks in Taiwan and became a strategic supplier of photomasks to UMC Group.

  . In 1998, we acquired the photomask manufacturing organization of Hewlett-Packard (now Agilent Technologies) and became its strategic photomask supplier.

  . In 1998, we acquired Hyundai's photomask manufacturing assets and entered into a strategic alliance to be its principal photomask supplier.

   In addition, we have built new facilities to support future growth:

  . We have begun construction of a new facility in Corbeil-Essonnes, France, where we intend to relocate the manufacturing assets that we acquired from IBM.

  . In 2000, we completed the construction of and are presently equipping a photomask production facility in Singapore, which is our fourth in the Asia region. We are currently qualifying customers in this new facility.

  . In 1998, we began construction on a new photomask production facility in Gresham, Oregon, which we subsequently and indefinitely delayed. If additional capacity is needed, we believe we could complete the Gresham facility within approximately six months.

   Also, during the last three fiscal years, we have invested aggressively in both capacity and capability in our existing photomask production facilities in all regions to enhance our growth prospects, especially in advanced photomask products. We are an industry leader in developing the most advanced photomasks and believe we are the principal merchant supplier, outside Japan, of leading-edge photomasks. Our objective is to be the world's premier global supplier of photomasks by providing the finest service and most advanced technology to our customers. To achieve this objective, we intend to:

  .  Advance our technological leadership;

  .  Expand our strategic relationships with customers;

  . Capitalize on our established global manufacturing and customer service support network;

  .  Leverage strategic relationships with key suppliers;

  .  Leverage our vertically integrated position; and

  .  Pursue new business opportunities.

   Our principal executive offices are located at 131 Old Settlers Boulevard, Round Rock, Texas 78664. Our telephone number at this location is (512) 310-6500.

             RELATIONSHIP WITH E. I. DU PONT DE NEMOURS AND COMPANY

   We are approximately 49.8% owned by DuPont. If DuPont's concurrent offering of our common stock is completed, DuPont will continue to indirectly own approximately 35.3% of our outstanding common stock (or approximately 32.5% if the underwriters exercise their over-allotment option in full). After the common stock offering, DuPont will continue to have significant influence on the vote on most matters submitted to our stockholders, including the election of directors and the approval of extraordinary corporate transactions. DuPont has advised us that it expects to continue to reduce its ownership interest of our common stock over time, subject to prevailing market and other conditions. Historically, we have derived various tangible and intangible benefits from being affiliated with DuPont. We have entered into a number of agreements with DuPont for the purpose of defining our ongoing relationship. While these agreements will continue to provide us with benefits, we are only entitled to the ongoing assistance of DuPont for a limited time, and we may not enjoy benefits from our relationship with DuPont beyond the terms of the agreements.

   We intend to use the net proceeds of this offering, together with a portion of the net proceeds to us of the concurrent common stock offering, to repay all outstanding indebtedness owed to DuPont and terminate one of our two $100 million credit facilities with DuPont. In consideration for DuPont's agreement to guarantee our obligations under the notes, and in addition to the repayment and termination of the credit facility described above, we intend to amend our remaining $100 million credit facility with DuPont upon completion of this offering to increase the interest charged on outstanding amounts from LIBOR plus 0.25% per annum to LIBOR plus 1.875% per annum and terminate our ability to convert outstanding amounts into term loans.

                                  THE OFFERING

Securities Offered...... $100,000,000 principal amount of   % Convertible
                         Subordinated Notes due 2004. See "Description of
                         Notes."

Interest................   % per year on the principal amount, payable
                         semiannually in arrears in cash on       and       of
                         each year, beginning on      , 2000.

Conversion.............. You may convert each note into common stock at a
                         conversion price of $   per share, subject to
                         adjustment upon certain events. See "Description of
                         Notes--Conversion of Notes."

Guarantee............... DuPont will unconditionally guarantee all obligations on the notes. The guarantees are not subordinated and
                         will rank pari passu with all other unsecured and
                         unsubordinated debt of DuPont.

Subordination........... The notes are subordinated to all of our existing and future senior indebtedness. As of March 31, 2000, we
                         had approximately $112.0 million of outstanding
                         indebtedness that would have constituted senior
                         indebtedness, and our subsidiaries had approximately
                         $23.3 million of indebtedness and other liabilities
                         outstanding to which the notes would have been
                         effectively subordinated. As of June 30, 2000, we have
                         incurred an additional approximately $38.0 million of
                         indebtedness that would constitute senior indebtedness.
                         Neither we nor our subsidiaries are limited from
                         incurring debt, including senior indebtedness, under
                         the indenture.

Optional Redemption..... At any time on or after         , the notes will be
                         redeemable on at least 30 days' notice at our option,
                         in whole or in part, at the redemption prices set forth
                         in "Description of Notes," together with accrued
                         interest.

Fundamental Change...... If a fundamental change (as described under
                         "Description of Notes--Redemption at Option of the
                         Holder") occurs on or before            , you may
                         require us to purchase all or part of your notes at a
                         redemption price equal to 100% of the outstanding
                         principal amount of the notes being redeemed, plus
                         accrued and unpaid interest.

Use of Proceeds......... We will use the proceeds of the sale of the notes to repay outstanding borrowings under and terminate one of
                         our two $100 million credit facilities with DuPont. See
                         "Use of Proceeds."

NASDAQ National Market
 Symbol for common
 stock.................. DPMI

                      CONCURRENT OFFERING OF COMMON STOCK

   Concurrent with this offering, we and DuPont are offering for sale through another prospectus 3,200,000 shares of our common stock (plus DuPont has granted the underwriters of that offering an over-allotment option to purchase an additional 480,000 shares). The offering price and other specific terms will be determined by market conditions. We cannot be certain that the common stock offering will be completed. The proceeds to us of the anticipated common stock offering will be used to repay approximately $52.4 million of existing indebtedness owed to DuPont and for general corporate purposes, including potential acquisitions, working capital and capital expenditures. The common stock offering will be made pursuant to a separate prospectus. The closing of this offering and the closing of the offering of common stock are not contingent upon each other.

                             SUMMARY FINANCIAL DATA

   The following data relates to DuPont Photomasks, Inc. The data for the three years ended June 30, 1999 has been derived from the audited financial statements included elsewhere in this prospectus. The data for the nine months ended March 31, 1999 and 2000 has been derived from the unaudited financial statements included elsewhere in this prospectus. The as adjusted balance sheet data below reflects the application of the anticipated net proceeds from:

  . The sale of $100 million principal amount of notes by us in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

  . Both the sale of notes in this offering by us and the sale of 1,422,222 shares of our common stock by us in the concurrent offering at an assumed public offering price of $64 13/16 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

   The pro forma ratio of earnings to fixed charges reflects the completion of both this offering and the concurrent common stock offering and the application of the anticipated net proceeds to repay all outstanding indebtedness owned to DuPont. We cannot be certain that the common stock offering will be completed.

                                                            NINE MONTHS ENDED
                               YEAR ENDED JUNE 30,              MARCH 31,
                          -------------------------------  --------------------
                            1997       1998       1999       1999       2000
                          ---------  ---------  ---------  ---------  ---------
                                (IN THOUSANDS, EXCEPT PER SHARE DATA AND RATIOS)
STATEMENT OF OPERATIONS
 DATA:
Sales...................  $ 261,185  $ 271,591  $ 264,015  $ 190,031  $ 234,673
Cost of goods sold......    163,319    179,369    187,427    135,897    163,866
Selling, general and
 administrative
 expense................     31,611     29,509     33,944     24,552     28,143
Research and development
 expense................     12,372     12,714     16,835     12,306     16,497
                          ---------  ---------  ---------  ---------  ---------
Operating profit........     53,883     49,999     25,809     17,276     26,167
Other income (expense)..      1,284        (27)      (717)    (1,691)       286
                          ---------  ---------  ---------  ---------  ---------
Income before income
 taxes, minority
 interest and
 extraordinary item.....     55,167     49,972     25,092     15,585     26,453
Provision for income
 taxes..................     19,308     17,127      7,763      4,881      7,000
                          ---------  ---------  ---------  ---------  ---------
Income before minority
 interest and
 extraordinary item.....     35,859     32,845     17,329     10,704     19,453
Minority interest in
 (income) loss of joint
 ventures...............        903        687        (59)       158     (1,452)
                          ---------  ---------  ---------  ---------  ---------
Income before
 extraordinary item.....     36,762     33,532     17,270     10,862     18,001
Extraordinary item......    (22,242)        --         --         --         --
                          ---------  ---------  ---------  ---------  ---------
Net income..............  $  59,004  $  33,532  $  17,270  $  10,862  $  18,001
                          =========  =========  =========  =========  =========
Basic earnings per share
 before extraordinary
 item...................  $    2.44  $    2.21  $    1.13  $    0.71  $    1.16
Diluted earnings per
 share before
 extraordinary item.....  $    2.37  $    2.15  $    1.09  $    0.69  $    1.12
Basic weighted average
 shares outstanding.....     15,101     15,180     15,299     15,293     15,493
Diluted weighted average
 shares outstanding.....     15,520     15,612     15,780     15,734     16,143

OTHER DATA:
Ratio of earnings to
 fixed charges (income
 before fixed
 charges/fixed
 charges)...............       25.8x      16.7x       6.2x       4.3x      10.5x
Pro forma ratio of
 earnings to fixed
 charges................                              5.4x                  9.2x

                                                      AS OF MARCH 31, 2000
                                                --------------------------------
                                                               AS ADJUSTED
                                                         -----------------------
                                                         THIS OFFERING   BOTH
                                                 ACTUAL      ONLY      OFFERINGS
                                                -------- ------------- ---------
                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................... $ 29,588   $ 29,588    $102,535
Working capital................................   33,452     33,452     106,399
Property and equipment.........................  392,781    392,781     392,781
Total assets...................................  564,052    566,452     639,399
Long-term borrowings...........................    2,408    102,408     102,408
Long-term borrowings, related parties..........  112,000     14,400         --
Stockholders' equity...........................  302,826    302,826     390,173

                                 RISK FACTORS

   You should carefully consider the following risks before making an investment decision. The risks described below are not the only ones that we face. Our business, operating results or financial condition could be materially adversely affected by any of the following risks. You should also refer to the other information included or incorporated by reference in this prospectus, including our financial statements and related notes.

OUR OPERATIONS ARE DEPENDENT ON THE ACTIVITIES OF SEMICONDUCTOR MANUFACTURERS

   Substantially all of our sales are derived from semiconductor manufacturers. Downturns in the semiconductor industry could lead to a decrease in the demand for photomasks. The semiconductor industry is highly cyclical and has been subject to significant economic downturns at various times. Our investment in new facilities and equipment is based, in part, on the announced expansion plans of the semiconductor industry. From time to time, the semiconductor industry has developed more slowly than originally anticipated. A lack of development in the semiconductor industry in a location in which we operate or establish new facilities could have a material adverse effect on our business.

   The demand for photomasks may decrease, even when there is growth in the demand for semiconductors, due to the following factors:

  . Changes in semiconductor designs or applications, such as a reduction in customization or an increase in standardization;

  .  A reduction in design complexity;

  .  Other technological and manufacturing advances; or

  .  A slowdown in the introduction of new semiconductor designs.

OUR FINANCIAL RESULTS MAY BE AFFECTED BY FACTORS OUTSIDE OF OUR CONTROL

   Our quarterly and annual operating results are affected by a wide variety of factors that could adversely affect sales or profitability or lead to significant variability of our operating results. Since our business is characterized by short-term orders and shipment schedules without a significant backlog for products, substantially all of our sales in any quarter are dependent upon orders received during that quarter, which limits our ability to respond to a changing business environment. In addition, our operating results could be affected by the following factors:

  .  Competitive and customer-driven pricing pressures;

  .  Changes in the mix of products sold;

  .  Volume of orders shipped;

  .  Market acceptance of our products and our customers' products;

  .  Our ability to meet increasing demand and delivery schedules;

  .  Fluctuations in manufacturing yields;

  .  Fluctuations in currency exchange rates;

  .  Cyclical semiconductor industry conditions;

  .  Our access to advanced process technologies; and

  .  The timing and extent of product and process development costs.

   Moreover, we are limited in our ability to reduce costs quickly in response to any revenue shortfalls due to the need to make ongoing and significant capital investments. As a result of the foregoing factors, we may experience material adverse fluctuations in our future operating results on a quarterly or annual basis. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period.

WE MAY NOT OBTAIN SUFFICIENT CAPITAL TO FUND OUR NEEDS

   We will need to continue to make significant capital expenditures to expand our operations and to enhance our manufacturing capability in order to keep pace with rapidly changing technologies. Based on our current operating plans, we will require external financing from time to time to fund our capital expenditures. We cannot assure you that we will be able to obtain the additional capital required on reasonable terms, or at all, or that any such expansion or lack of capital will not have a material adverse effect on our business and results of operations, particularly during the start-up phase of new operations.

OUR OPERATING RESULTS WILL BE ADVERSELY AFFECTED BY UNDER-UTILIZED PRODUCTION CAPACITY

   Our operations require us to incur significant fixed costs. Accordingly, increases and decreases in sales volume significantly affect our operating profits when our production capacity is not fully utilized. We anticipate that our operating costs will increase as we add capacity to position us for future growth. Our results of operations could be adversely affected to the extent that such capacity is not utilized.

WE MAY BE UNABLE TO EFFECTIVELY MANAGE THE EXPANSION OF OUR MANUFACTURING OPERATIONS

   We recently completed construction of, and are presently equipping, a photomask production facility in Singapore, which is undergoing customer qualification procedures, and we intend to relocate our recently acquired operations in Corbeil-Essonnes, France to a new facility. In addition, we regularly establish new production lines or move existing production lines within a given plant or among different plants. If we do not adequately manage these changes and improvements, the productivity of our plants will suffer, which could cause us to lose sales or customers.

RAPID TECHNOLOGICAL CHANGE COULD RENDER OUR PRODUCTS OBSOLETE

   Rapid technological change and new product introductions and enhancements characterize the photomask and semiconductor industries. In particular, as semiconductor pattern sizes continue to decrease, the demand for more technologically advanced photomasks is likely to increase. We believe we must continue to enhance our existing products and to develop and manufacture new products and upgrades with improved capabilities to satisfy this anticipated demand. Our inability to anticipate, respond to or utilize changing technologies could have a material adverse effect on our business and results of operations.

   Technological advances achieved by a competitor or a customer could lead to the commercial availability of alternate methods of transferring circuit designs onto semiconductor wafers without the use of photomasks. These alternatives, including direct-write lithography, could have a material adverse effect on our results of operations or financial position. Direct-write lithography writes the circuit pattern directly onto the semiconductor wafer without the use of a photomask. Although this direct-write method is currently too slow for high-volume, commercial device manufacturing, a significant advance in this technology or other technologies which transfer circuit designs without the use of photomasks would have a material adverse effect on our business and results of operations.

   In addition, changes in semiconductor designs, such as field-programmable gate arrays, application-specific standard products and other semiconductor designs that displace application-specific integrated circuits, could reduce photomask unit volumes in the future. Such a reduction in volumes could decrease our revenues from photomask sales.

OUR MARKET IS HIGHLY COMPETITIVE AND SUBJECT TO PRICING PRESSURES

   The photomask industry is highly competitive, and most of our customers use more than one photomask supplier. Our significant competitors include other merchant manufacturers of photomasks, including:

  .  Dai Nippon Printing;

  .  Hoya Corporation;

  .  Photronics, which recently acquired Align-Rite and PSMC; and

  .  Toppan Printing Company.

   Our competitors can be expected to continue to develop and introduce new and enhanced products, any of which could cause a decline in market acceptance of our products or a reduction in our prices as a result of intensified price competition. We also compete with captive photomask operations. Beginning in the mid-1980's, a trend developed toward the divestiture or closing of captive photomask operations by semiconductor manufacturers. We cannot assure you that this trend will continue or that it will not reverse, thereby reducing the demand for photomasks produced by merchant photomask suppliers like us and increasing competition to the extent excess capacity is used to supply non-captive needs. In particular, as photomasks continue to reemerge as a critical and enabling technology in the semiconductor manufacturing process, we cannot be certain that semiconductor manufacturers will not form new captive operations to ensure that their photomask needs are met, particularly for advanced and leading-edge photomasks. Certain of our competitors may have greater financial, technical, marketing and other resources, each of which could provide them with a competitive advantage over us. In particular, recent widespread consolidation in the photomask industry, particularly in Japan, has enhanced the remaining companies' strength as competitors.

   Our ability to compete in the photomask market is primarily based on:

  .  Product quality;

  .  Delivery to schedule performance;

  .  Pricing;

  .  Technical capabilities;

  .  Location and capacity of manufacturing facilities; and

  .  Technical service.

   We recently announced the first general price increase on all of our products in our history. We cannot assure you that the price increase will not cause us to lose customers or market share to our competitors or otherwise have a material adverse effect on our financial results.

OUR INTERNATIONAL OPERATIONS PRESENT SPECIAL RISKS

   Approximately 40% of our sales in fiscal 1999 and in the nine months ended March 31, 2000 were derived from sales in non-U.S. markets. We expect sales from non-U.S. markets to continue to represent a significant portion of our total sales. Our non-U.S. operations are subject to certain risks inherent in conducting business abroad, including:

  .  Price and currency exchange controls;

  .  Fluctuations in the relative values of currencies;

  .  Restrictive governmental actions; and

  .  Difficulties in managing a global enterprise.

   Changes in the relative values of currencies occur from time to time and may, in certain instances, have a material effect on our results of operations. Our financial statements reflect remeasurement of items denominated in non-U.S. currencies to U.S. dollars, our functional currency. We monitor our exchange rate exposure and attempt to reduce this exposure by hedging through forward contracts. We cannot be certain that these forward contracts or any other hedging activity will be available or adequate to eliminate, or even mitigate, the impact of our exchange rate exposure. Further, we cannot assure you that these risks will not have a material adverse impact on our liquidity and results of operations in the future.

OUR OPERATING RESULTS ARE INFLUENCED BY THE PERFORMANCE OF ASIAN ECONOMIES

   In recent years, Asian economies have been highly volatile and recessionary, resulting in significant fluctuations in local currencies and other instabilities. These instabilities may continue or worsen, which could have a material adverse impact on our financial position and results of operations, as approximately 21% of our sales in fiscal 1999 and approximately 22% in the nine months ended March 31, 2000 were derived from this region. Our exposure to the business risks presented by Asian economies will increase to the extent that we continue to expand our operations in that region.

WE FACE RISKS ASSOCIATED WITH MANUFACTURING DIFFICULTIES

   Our complex manufacturing processes require the use of expensive and technologically sophisticated equipment and materials and are continuously modified in an effort to improve manufacturing yields and product quality. Minute impurities or other difficulties in the manufacturing process can lower manufacturing yields and make products unmarketable. Moreover, manufacturing leading-edge photomasks is relatively more complex and time-consuming than manufacturing high-volume, less advanced photomasks, and may lead to general delays in the manufacturing of all levels of photomasks. We have, on occasion, experienced manufacturing difficulties and capacity limitations that have delayed our ability to deliver products within the time frames contracted for by our customers. We cannot assure you that we will not experience these or other manufacturing difficulties, or be subject to increased costs or production capacity constraints in the future, any of which could result in a loss of customers or could otherwise have a material adverse effect on our business and results of operations.

OUR PRODUCTION FACILITIES COULD BE DAMAGED OR DISRUPTED BY A NATURAL DISASTER, LABOR STRIKE, WAR OR POLITICAL UNREST

   A number of our facilities are in seismically active areas. Although we have obtained property damage and business interruption insurance, a major catastrophe such as an earthquake or other natural disaster at any of our sites, or political unrest, war, labor strikes or work stoppages in any of the areas where we conduct operations, could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of our products and the loss of sales and customers, and we do not know whether our insurance would adequately compensate us for any of these events.

WE DEPEND ON A FEW SIGNIFICANT CUSTOMERS

   Our ten largest customers, in the aggregate, accounted for more than 60% of our sales in both fiscal 1999 and the nine months ended March 31, 2000. Our two largest customers, in the aggregate, accounted for approximately 22% of our sales in fiscal 1999. All of these customers are in the semiconductor industry. The loss of, or a significant reduction of orders from, any of these customers could have a material adverse effect on our results of operations. While we believe we have strategic relationships with a number of our customers, our customers place orders on an as-needed basis and generally can change their suppliers without penalty. In addition, recently there has been a trend toward outsourcing semiconductor manufacturing to foundries. To the extent we do not have a strategic relationship with these foundries, this trend could have a material adverse effect on our business and results of operations.


WE DEPEND ON A LIMITED NUMBER OF EQUIPMENT MANUFACTURERS

   We rely on a limited number of photomask equipment manufacturers to develop and supply the equipment we use. These equipment manufacturers currently require lead times of approximately 10 to 14 months between the order and the delivery of certain photomask imaging and inspection equipment. The failure of such manufacturers to develop or deliver such equipment on a timely basis could have a material adverse effect on our business and results of operations. In addition, the manufacturing equipment necessary to produce advanced photomasks could become prohibitively expensive.

WE DEPEND ON A LIMITED NUMBER OF RAW MATERIALS SUPPLIERS

   We have a limited number of long-term supply agreements with our raw materials suppliers. In addition, we have historically relied primarily on a limited number of suppliers for the quartz plates used in the manufacture of photoblanks, which are a key component in the manufacture of photomasks. Any disruption in our supply relationships or increases in prices, particularly related to quartz plates, could result in delays or reductions in product shipments by us or increases in product costs that could have a material adverse effect on our business and operating results. In the event of such a disruption, we cannot assure you that we could develop alternative sources within reasonable time frames, or if developed, that these sources would provide supplies or equipment at prices comparable with those charged by our suppliers before the disruption.

WE DEPEND ON A LIMITED NUMBER OF MANAGEMENT AND TECHNICAL PERSONNEL

   Our continued success depends, in part, upon key managerial, engineering and technical personnel as well as our ability to continue to attract and retain additional personnel. In the past, certain key personnel have left us to pursue other opportunities. The loss of certain key personnel could have a material adverse effect on our business or results of operations. There can be no assurance that we can retain our key managerial, engineering and technical employees. Our growth may be dependent on our ability to attract new highly skilled and qualified personnel. There can be no assurance that our recruiting efforts to attract and retain these personnel will be successful.

WE RECENTLY HIRED NEW CHIEF EXECUTIVE AND FINANCIAL OFFICERS, AND OUR SUCCESS DEPENDS ON THEIR ABILITY TO LEARN OUR BUSINESS AND INTEGRATE WITH THE EXISTING MANAGEMENT TEAM

   We hired Peter S. Kirlin, our Chairman of the Board and Chief Executive Officer, in May 2000, and Gerd Stoecker, our Executive Vice President--Finance and Chief Financial Officer, in June 2000. Our business may suffer if these new executives do not quickly learn our business and successfully integrate with the existing members of our senior management.

E. I. DU PONT DE NEMOURS AND COMPANY HAS SIGNIFICANT INFLUENCE ON ALL STOCKHOLDER VOTES

   If the common stock offering is completed, DuPont will own approximately 35.3% of our outstanding common stock, or approximately 32.5% if the underwriters exercise their over-allotment option in full. As a result, DuPont will continue to have significant influence on most matters submitted to our stockholders, including proposals regarding:

  . Any merger, consolidation or sale of all or substantially all of our assets;

  .  Electing the members of our board of directors; and

  .  Preventing or causing a change in control of our company.

WE MUST INTEGRATE AND MANAGE OUR RECENT ACQUISITIONS AND JOINT VENTURES

   From time to time, we have made various acquisitions and entered into joint venture arrangements intended to complement or expand our business. For example, we recently entered into a joint venture with UMC Group to manufacture photomasks, acquired IBM's European photomask manufacturing operations and extended through 2002 the DPI Reticle Technology Center, our photomask development joint venture with Advanced Micro Devices, Micron Technology and Motorola. The success of these transactions will depend on our ability to:

  .  Integrate acquired production equipment with our operations;

  .  Attract, train and retain additional personnel;

  .  Utilize any resulting additional production capacity; and

  .  Cooperate with our joint venture partners.

   The success of any joint venture will also depend on our ability to achieve cooperation with each joint venture partner. We may encounter difficulties in integrating acquired assets with our operations and managing any joint ventures. Furthermore, we may not realize the benefits we anticipated when we entered into these transactions. Any of the foregoing could have a material adverse effect on our business and results of operations.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH FUTURE ACQUISITIONS OR JOINT VENTURES

   We may in the future pursue acquisitions of businesses, products and technologies, or enter into joint venture arrangements, that could complement or expand our business. The negotiation of potential acquisitions or joint ventures as well as the integration of an acquired business, product or technology could require us to incur significant costs and cause diversion of management's time and resources. Future acquisitions by us could result in the following consequences:

  .  Dilutive issuances of equity securities;

  .  Incurrence of debt and contingent liabilities;

  .  Amortization of goodwill and other intangibles;

  .  Research and development write-offs; and

  .  Other acquisition-related expenses.

   Further, we cannot be certain that any acquired business, product or technology will be successfully integrated with our operations or that we will receive the intended benefits of any acquisitions or joint ventures.

WE MAY BE UNABLE TO ENFORCE OR DEFEND OUR OWNERSHIP AND USE OF PROPRIETARY TECHNOLOGY

   We believe that the success of our business depends more on our proprietary technology, information and processes and know-how than on patents or trademarks. Much of our proprietary information and technology relating to manufacturing processes is not patented and may not be patentable. We cannot assure you that:

  .  We will be able to adequately protect our technology;

  .  Competitors will not independently develop similar technology;

  . The claims allowed on any patents we hold will be sufficiently broad to protect our technology; or

  . Foreign intellectual property laws will adequately protect our intellectual property rights.

   We may become the subject of infringement claims or legal proceedings by third parties with respect to current or future products or processes. Any such claims or litigation, with or without merit, to enforce or protect our intellectual property rights or to defend our company against claimed infringement of the rights of others could result in substantial costs, diversion of resources and product shipment delays or could force us to enter into royalty or license agreements rather than dispute the merits of these claims. Any of the foregoing could have a material adverse effect on our business, results of operations and financial position.

WE MAY BE UNPREPARED FOR CHANGES IN ENVIRONMENTAL LAWS AND REGULATIONS

   We are subject to numerous environmental laws and regulations which impose various environmental controls on, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. Changes in these laws and regulations may have a material adverse effect on our financial position and results of operations. Any failure by us to adequately comply with such laws and regulations could subject us to significant future liabilities.

WE FACE UNCERTAINTY IMPLEMENTING A NEW GLOBAL INFORMATION SYSTEM

   We are in the process of implementing a new enterprise-wide software system that replaces our existing manufacturing information systems. We cannot assure you that this conversion will be successful or that it will yield benefits to us. In addition, the implementation of this system could cause a short-term disruption of our business processes.

OUR MARKET PRICE IS VOLATILE

   The market price of our common stock has been and can be expected to be significantly affected by factors such as:

  .  Quarterly variations in our results of operations;

  . Announcements of new products or product enhancements by us, our competitors or our customers;

  .  Technological innovations by us or our competitors;

  . Changes in earnings estimates or buy/sell recommendations by financial analysts;

  .  The operating and stock price performance of comparable companies; and

  . General market conditions or market conditions specific to particular industries.

   In particular, the stock prices for many companies in the technology sector have experienced wide fluctuations that have often been unrelated to the operating performance of such companies. Such fluctuations may adversely affect the market price of our common stock and any trading price of the notes.

OUR STOCK PRICE MAY BE AFFECTED WHEN ADDITIONAL SHARES ARE SOLD

   If our stockholders sell substantial amounts of our common stock in the public market, the market price of our common stock could fall. Such sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate. After the concurrent common stock offering, DuPont will beneficially own approximately 6.1 million shares of our common stock. DuPont has advised us that it expects to continue to reduce its ownership interest in our company over time, subject to prevailing market conditions. We have granted DuPont certain rights with respect to the registration of shares of our common stock held by DuPont, including the right to require that we register under the Securities Act of 1933 the sale of all or part of the shares it holds, and to include such shares in a registered offering of securities by us.

   We, our directors and executive officers and DuPont have each entered into certain lock-up restrictions in which each agrees that, in general, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each will not, during the period ending 90 days after the date of the common stock offering prospectus, sell or agree to sell, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, other than with respect to this offering and pursuant to our stock performance plans. Following the expiration of these lock-up restrictions, all of the shares held by those persons will be eligible for immediate sale in the public market, subject in some cases to compliance with the volume and manner of sale requirements of Rule 144 under the Securities Act of 1933.

OUR CERTIFICATE OF INCORPORATION AND BYLAWS HAVE ANTI-TAKEOVER PROVISIONS

   Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. The combination of these provisions may inhibit a non-negotiated merger or other business combination.

A PUBLIC MARKET MAY NOT DEVELOP FOR THE NOTES

   We do not intend to list the notes on any national securities exchange or on the Nasdaq National Market. Prior to this offering, there has been no trading market for the notes, and a public market may not develop for the notes. Although the underwriters have advised us that they intend to make a market in the notes, they are not obligated to do so and may discontinue this market making at any time without notice. In addition, any market making activity will be subject to the limits imposed by the federal securities laws and governmental regulators. Accordingly, we cannot assure you that any market for the notes will develop or, if one does develop, that it will be active or sustained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially adversely affected.

OUR NOTES MAY NOT BE RATED OR MAY RECEIVE A LOWER RATING THAN ANTICIPATED

   We believe it is likely that one or more rating agencies may rate the notes. However, our notes may not be rated by all rating agencies. If one or more rating agencies assigns the notes a rating lower than that expected by investors, the market price of the notes and our common stock could be materially and adversely affected.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve substantial risks and uncertainties, such as statements concerning:

  .  Industry trends;

  .  Customer demand for photomasks;

  .  Growth and future operating results;

  .  Developments in our markets and strategic focus;

  . Expansion of and enhancements to our manufacturing facilities and product offerings;

  .  Customer benefits attributable to our products;

  . Potential acquisitions and joint ventures and the integration of acquired businesses;

  .  Technologies and operations;

  .  Strategic relationships with third parties; and

  .  Future economic, business and regulatory conditions.

   You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned "Risk Factors," as well as any other cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in the notes, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

                                USE OF PROCEEDS

   The net proceeds to us from the sale of the notes are estimated to be $97.6 million, after deducting estimated offering expenses of $400,000 and underwriting discounts and commissions payable by us. We currently intend to use the net proceeds from this offering, together with approximately $2.4 million of the net proceeds to us from the concurrent common stock offering, to repay outstanding borrowings under one of our two $100 million credit facilities with DuPont. At March 31, 2000, approximately $100 million was outstanding under that credit facility, bearing interest at 0.25% per annum and maturing in March 2002.

                                DIVIDEND POLICY

   We have not paid any dividends on our capital stock and do not intend to pay any cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings to finance future growth of our business. Future dividends, if any, will be determined by our board of directors.

                          PRICE RANGE OF COMMON STOCK

   Our common stock is quoted on the Nasdaq National Market under the symbol "DPMI." The following table sets forth, for the fiscal periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                             HIGH      LOW
                                                             ----      ----
      YEAR ENDED JUNE 30, 1999:
        First Quarter....................................... $38 1/2   $19 3/4
        Second Quarter......................................  43 7/8    16 7/8
        Third Quarter.......................................  51 1/4    36 1/2
        Fourth Quarter......................................  50 3/4     36
      YEAR ENDED JUNE 30, 2000:
        First Quarter....................................... $56 1/2   $ 39
        Second Quarter......................................  70 15/16  40 9/16
        Third Quarter.......................................  74 1/2    41 9/16
        Fourth Quarter......................................  81 1/4    45 1/16
      YEAR ENDING JUNE 30, 2001:
        First Quarter (through July 5, 2000)................ $70 3/4   $64 3/4

   On July 5, 2000, the reported last sale price of our common stock on the Nasdaq National Market was $64 13/16 per share.

                                CAPITALIZATION

   The following table sets forth our capitalization as of March 31, 2000:

  .  On an actual basis;

  . As adjusted to reflect the sale of $100 million principal amount of notes by us in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, but excluding the effect of any conversion of the notes into shares of our common stock; and

  . As adjusted to reflect both this offering and our concurrent offering of 1,422,222 shares of our common stock at an assumed public offering price of $64 13/16 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, but excluding the effect of any conversion of the notes into shares of our common stock.

  We cannot be certain that the common stock offering will be completed. This table should be read in conjunction with our financial statements and related notes and the other financial information included or incorporated by reference in this prospectus.

                                                       AS OF MARCH 31, 2000
                                                   ----------------------------
                                                                AS ADJUSTED
                                                            -------------------
                                                             THIS
                                                            OFFERING    BOTH
                                                    ACTUAL    ONLY    OFFERINGS
                                                   -------- -------- ----------
                                                   (IN THOUSANDS, EXCEPT SHARE
                                                              DATA)
   Other accrued liabilities.....................  $ 29,190 $ 29,190  $ 29,190
   Short-term borrowings.........................     4,701    4,701     4,701

   Long-term borrowings:
       % convertible subordinated notes due
      2004.......................................       --   100,000   100,000
     DuPont credit facilities....................   112,000   14,400       --
     Other.......................................     2,408    2,408     2,408
                                                   -------- --------  --------
   Total long-term borrowings....................   114,408  116,808   102,408
                                                   -------- --------  --------
   Stockholders' equity:
     Common stock, $.01 par value; 100,000,000
      shares authorized; 15,687,438 shares issued
      and outstanding, actual and as adjusted for
      this offering only; and 17,109,660 shares
      issued and outstanding, as adjusted for
      both offerings.............................       157      157       171
     Additional paid-in capital..................   174,862  174,862   262,195
     Retained earnings...........................   127,807  127,807   127,807
                                                   -------- --------  --------
   Total stockholders' equity....................   302,826  302,826   390,173
                                                   -------- --------  --------
   Total capitalization..........................  $417,234 $419,634  $492,581
                                                   ======== ========  ========

                            SELECTED FINANCIAL DATA

   The following tables set forth DuPont Photomasks, Inc.'s selected financial data. The data for each of the years ended June 30, 1997, 1998 and 1999 and as of June 30, 1998 and 1999 have been derived from audited financial statements appearing elsewhere in this prospectus. The data for each of the years ended June 30, 1995 and 1996 and as of June 30, 1995, 1996 and 1997 have been derived from audited financial statements not included in this prospectus. The data as of March 31, 2000 and for the nine months ended March 31, 1999 and 2000 have been derived from unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the result for the unaudited periods. The results for the nine months ended March 31, 2000 are not necessarily indicative of results to be expected for the full fiscal year. The following data should be read in conjunction with the financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus. The pro forma ratio of earnings to fixed charges reflects the completion of both this offering and the concurrent common stock offering and the application of the estimated net proceeds to repay all outstanding indebtedness owned to DuPont. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs and the estimated interest component of rent expense.

                                                                            NINE MONTHS ENDED
                                      YEAR ENDED JUNE 30,                       MARCH 31,
                          ------------------------------------------------  ------------------
                            1995      1996      1997      1998      1999      1999      2000
                          --------  --------  --------  --------  --------  --------  --------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
 DATA:
Sales...................  $161,514  $213,415  $261,185  $271,591  $264,015  $190,031  $234,673
Cost of goods sold......   120,512   142,200   163,319   179,369   187,427   135,897   163,866
Selling, general and
 administrative
 expense................    21,803    25,167    31,611    29,509    33,944    24,552    28,143
Research and development
 expense................     8,777     9,162    12,372    12,714    16,835    12,306    16,497
                          --------  --------  --------  --------  --------  --------  --------
Operating profit
 (loss).................    10,422    36,886    53,883    49,999    25,809    17,276    26,167
Other income (expense)..    (6,464)   (7,964)    1,284       (27)     (717)   (1,691)      286
                          --------  --------  --------  --------  --------  --------  --------
Income (loss) before
 income taxes, minority
 interest and
 extraordinary item.....     3,958    28,922    55,167    49,972    25,092    15,585    26,453
Provision for income
 taxes..................       --      2,678    19,308    17,127     7,763     4,881     7,000
                          --------  --------  --------  --------  --------  --------  --------
Income (loss) before
 minority interest and
 extraordinary item.....     3,958    26,244    35,859    32,845    17,329    10,704    19,453
Minority interest in
 (income) loss of joint
 ventures...............       161       660       903       687       (59)      158    (1,452)
                          --------  --------  --------  --------  --------  --------  --------
Income (loss) before
 extraordinary item.....     4,119    26,904    36,762    33,532    17,270    10,862    18,001
Extraordinary item......       --        --    (22,242)      --        --        --        --
                          --------  --------  --------  --------  --------  --------  --------
Net income (loss).......  $  4,119  $ 26,904  $ 59,004  $ 33,532  $ 17,270  $ 10,862  $ 18,001
                          ========  ========  ========  ========  ========  ========  ========
Basic earnings (loss)
 per share before
 extraordinary item.....  $   0.39  $   2.51  $   2.44  $   2.21  $   1.13  $   0.71  $   1.16
Diluted earnings (loss)
 per share before
 extraordinary item.....  $   0.39  $   2.50  $   2.37  $   2.15  $   1.09  $   0.69  $   1.12
Basic weighted average
 shares outstanding.....    10,500    10,727    15,101    15,180    15,299    15,293    15,493
Diluted weighted average
 shares outstanding.....    10,500    10,743    15,520    15,612    15,780    15,734    16,143
OTHER DATA:
Ratio of earnings to
 fixed charges (income
 before fixed
 charges/fixed
 charges)...............      1.5x       4.5x     25.8x     16.7x      6.2x      4.3x     10.5x
Pro forma ratio of
 earnings to fixed
 charges................                                               5.4x                9.2x

                                         AS OF JUNE 30,                  AS OF
                          -------------------------------------------- MARCH 31,
                            1995     1996     1997     1998     1999     2000
                          -------- -------- -------- -------- -------- ---------
                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents............  $  8,412 $ 20,179 $ 51,351 $ 19,688 $ 61,311 $ 29,588
Working capital.........    16,405   34,458   66,082   33,052   71,134   33,452
Property and equipment..   113,124  123,048  162,310  244,650  312,240  392,781
Total assets............   171,701  227,893  291,579  351,979  480,406  564,052
Long-term borrowings....     4,265    9,324   10,473    7,519    4,659    2,408
Long-term borrowings,
 related parties........   125,570      --       --     9,000  100,000  112,000
Stockholders' equity....       --   164,614  215,897  252,957  274,301  302,826

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus.

OVERVIEW

   We are one of the largest photomask manufacturers in the world. We sell our products to over 200 customers in 20 different countries. Essentially all of our sales are to customers in the semiconductor manufacturing industry. We manufacture a broad range of photomasks based on customer-supplied design data. We also manufacture photoblanks and pellicles, the principal components of photomasks, primarily for internal consumption. We operate globally with established manufacturing facilities in North America, Europe and Asia.

   Photomask manufacturing operations are capital intensive. Accordingly, at a given threshold of manufacturing capacity, a high proportion of our operating costs are fixed and remain relatively constant as sales volume increases or decreases. To the extent that we have under-utilized production capacity, operating profit increases or decreases significantly as sales volume increases or decreases.

   In fiscal 1998 and 1999, our operating costs on an absolute basis increased more than our sales. During that period, the photomask industry was suffering from the effects of the semiconductor industry's prolonged recession. At the same time, we continued to invest aggressively in capability and capacity, including investment in Asia as a way to solidify our position in the fastest growing photomask region in the world. As a result, our operating margin declined. We anticipate that our operating costs will continue to increase as we add capacity to position ourselves for future growth. If our sales growth does not keep pace with increases in operating costs, our operating margin will decline further. During the first three quarters of fiscal 2000, we experienced an increase in photomask orders compared to the first three quarters of fiscal 1999. In addition, the percentage of product orders generated from leading edge design rules (0.25-micron and below) has increased significantly during that same time. Also, we recently announced the first general price increase on all of our products in our history. We cannot assure you that the price increase will not cause us to lose customers or market share to competitors or have a material adverse effect on our financial results.

RESULTS OF OPERATIONS

   The following table sets forth selected financial information expressed as a percentage of sales for the periods indicated.

                                                                  NINE MONTHS
                                              YEAR ENDED JUNE        ENDED
                                                    30,            MARCH 31,
                                             -------------------  ------------
                                             1997   1998   1999   1999   2000
                                             -----  -----  -----  -----  -----
Sales......................................  100.0% 100.0% 100.0% 100.0% 100.0%
Cost of goods sold.........................   62.6   66.0   71.0   71.5   69.8
Selling, general and administrative
 expense...................................   12.1   10.9   12.8   12.9   12.1
Research and development expense...........    4.7    4.7    6.4    6.5    7.0
                                             -----  -----  -----  -----  -----
Operating profit...........................   20.6   18.4    9.8    9.1   11.1
Other income (expense).....................    0.5    --    (0.3)  (0.9)   0.1
                                             -----  -----  -----  -----  -----
Income before income taxes, minority
 interest and extraordinary item...........   21.1   18.4    9.5    8.2   11.2
Provision for income taxes.................    7.4    6.3    3.0    2.6    3.0
                                             -----  -----  -----  -----  -----
Income before minority interest and
 extraordinary item........................   13.7   12.1    6.5    5.6    8.2
Minority interest in (income) loss of joint
 ventures..................................    0.4    0.2    --     0.1   (0.6)
                                             -----  -----  -----  -----  -----
Income before extraordinary item...........   14.1   12.3    6.5    5.7    7.6
Extraordinary item.........................   (8.5)   --     --     --     --
                                             -----  -----  -----  -----  -----
Net income.................................   22.6%  12.3%   6.5%   5.7%   7.6%
                                             =====  =====  =====  =====  =====

   NINE MONTHS ENDED MARCH 31, 2000 COMPARED TO NINE MONTHS ENDED MARCH 31,
   1999

   Sales. Sales are comprised primarily of photomask sales to semiconductor manufacturers. Sales increased 23.5% from $190.0 million in the nine months ended March 31, 1999 to $234.7 million in the nine months ended March 31, 2000. Sales in North America, Europe and Asia increased from $111.1 million, $39.5 million and $39.4 million, respectively, in the nine months ended March 31, 1999 to $139.5 million, $42.6 million and $52.7 million, respectively, in the nine months ended March 31, 2000. Fees of $2.5 million from the licensing of intellectual property related to photomask technology represented 5.6% of the increase in sales in the nine months ended March 31, 2000. Increased average selling price and increased unit volume both also contributed to the increase in sales during the nine months ended March 31, 2000. Unit volume increases represented approximately 60% of the increase in sales in the nine months ended March 31, 2000. Average selling price increases represented the rest of the increase in sales in the nine months ended March 31, 2000. We continue to experience an increase in demand for advanced photomasks, those with design technology of 0.25 micron and below, which for the quarter ended March 31, 2000, represented approximately 47% of our total sales. This shift in demand reflects what we believe to be a continued trend toward higher utilization of complex semiconductor devices with finer line widths.

   Cost of Goods Sold. Cost of goods sold consists of material, labor, depreciation and overhead. Cost of goods sold increased 20.6% from $135.9 million in the nine months ended March 31, 1999 to $163.9 million in the nine months ended March 31, 2000. The increase resulted primarily from higher costs associated with increased manufacturing capacity. As we add capacity to position ourselves for future growth, we will incur additional costs related to new facilities and costs related to capacity expansions at existing facilities. As a percentage of sales, cost of goods sold decreased from 71.5% in the nine months ended March 31, 1999 to 69.8% in the nine months ended March 31, 2000, primarily due to improved utilization of capacity.

   Selling, General and Administrative Expense. Selling, general and administrative expense includes salaries of sales personnel, marketing expense, general and administrative expense and product distribution expense. Selling, general and administrative expense increased 14.6% from $24.6 million in the nine months ended March 31, 1999 to $28.1 million in the nine months ended March 31, 2000. The increases are primarily the result of increased costs related to new facilities and initiatives, partially offset by regularized incentive compensation expense. Selling, general and administrative expense as a percentage of sales decreased from 12.9% in the nine months ended March 31, 1999 to 12.0% in the nine months ended March 31, 2000, primarily due to higher sales. We anticipate that selling, general and administrative expense will increase in absolute dollars as we add personnel in anticipation of additional growth in sales and our business generally.

   Research and Development Expense. Research and development expense consists primarily of employee costs, cost of material consumed, depreciation, engineering related costs and our share of costs of the DPI Reticle Technology Center. Research and development expense increased 34.1% from $12.3 million in the nine months ended March 31, 1999 to $16.5 million in the nine months ended March 31, 2000. Research and development expense as a percentage of sales increased from 6.5% in the nine months ended March 31, 1999 to 7.0% in the nine months ended March 31, 2000. The increase was due primarily to increased focus on research and development at our facility in Ichon, Korea and our joint venture participation with Advanced Micro Devices, Micron Technology and Motorola in the DPI Reticle Technology Center, which was formed to develop advanced photomask technology and fabricate leading-edge photomasks. We believe that, through our participation in the DPI Reticle Technology Center, we will be able to help meet the future technology needs of the semiconductor industry for advanced photomasks. We anticipate that research and development expense will continue to increase in absolute dollars in the future reflecting our strategy of advancing our technological leadership. However, there can be no assurance that such expenditures will enable us to develop new technologies or to maintain our technological leadership.

   Other Income (Expense). Other income (expense) includes interest expense, interest income and exchange gains and losses. Other income (expense) was ($1.7 million) in the nine months ended March 31, 1999 and $0.3 million in the nine months ended March 31, 2000. The decrease relates primarily to lower interest expense on our credit agreement discussed below.

   Provision for Income Taxes. Our tax expense has been determined in accordance with SFAS 109 and is based on the statutory rates in effect in the countries in which we operate. Our effective tax rate was 31% for the nine months ended March 31, 1999. Our effective tax rate was 28% for the nine months ended March 31, 2000. Our effective tax rate varied from the maximum statutory rate primarily because certain of our operations in Asia are subject to government granted tax exemptions.

   Minority Interest in (Income) Loss of Joint Ventures. The minority interest impact of our joint ventures was ($1.5 million) for the nine months ended March 31, 2000. Minority interest reflects the partners' share of the earnings or loss of the joint venture operations. The minority interest impact of our joint ventures increased from a loss of $0.2 million in the nine months ended March 31, 1999 to income of ($1.5 million) in the nine months ended March 31, 2000. Minority interest reflects the partners' share of joint venture operations of the Shanghai, China and Hsinchu, Taiwan facilities. The increase relates to the impact of our Taiwan operations, which commenced in January 1999.

   Year Ended June 30, 1999 Compared to Year Ended June 30, 1998

   Sales. Sales decreased 2.8% from $271.6 million in 1998 to $264.0 million in 1999. From 1998 to 1999, sales increased in North America from $152.2 million to $157.4 million, sales decreased in Europe from $67.0 million to $51.8 million and sales increased in Asia from $52.4 million to $54.8 million. Competitive pricing pressure was offset by increased unit volume during this period. Europe's sales decrease was primarily due to significant price erosion associated with competitive pricing pressure. We experienced average selling price decreases of approximately 11% in 1999. Unit volume increased approximately 6% in 1999.

   Cost of Goods Sold. Cost of goods sold increased from $179.4 million in 1998 to $187.4 million in 1999. The increase resulted primarily from higher costs associated with increased manufacturing capacity offset in part by lower costs associated with decreased sales and cost containment initiatives. As a percentage of sales, cost of goods sold increased from 66.0% in 1998 to 71.0% in 1999. The percentage of sales increase was primarily due to margin compression as a result of competitive pricing pressures, costs related to new facilities and costs related to continued capacity expansions at existing facilities.

   Selling, General and Administrative Expense. Selling, general and administrative expense as a percentage of sales increased from 10.9% in 1998 to 12.8% in 1999. In addition, selling, general and administrative expense increased 15.0% from $29.5 million in 1998 to $33.9 million in 1999 as a result of new facilities and initiatives and incentive compensation expense at targeted levels.

   Research and Development Expense. Research and development expense increased from $12.7 million in 1998 to $16.8 million in 1999. The increase was due primarily to increased focus on research and development at our facility in Ichon, Korea and our joint venture participation in the DPI Reticle Technology Center.

   Other Income (Expense). Other income (expense) was negligible in 1998 and ($0.7 million) in 1999. The increase relates primarily to increased interest expense as a result of borrowings drawn on our credit agreement as discussed below.

   Provision for Income Taxes. Our tax expense has been determined in accordance with FAS 109 and is based on the statutory rates in effect in the countries in which we operate. Our effective tax rate was 34% for 1998 and was 31% for 1999.

   Minority Interest in (Income) Loss of Joint Ventures. The minority interest impact of our joint venture manufacturing facilities was $0.7 million in 1998 and was negligible in 1999.

   Year Ended June 30, 1998 Compared to Year Ended June 30, 1997

   Sales. Sales increased 4.0% from $261.2 million in 1997 to $271.6 million in 1998. From 1997 to 1998, sales increased in North America from $145.6 million to $152.2 million, sales increased in Europe from $63.0 million to $67.0 million and sales decreased in Asia from $52.6 million to $52.4 million. A continued increase in the demand for advanced photomasks, which have higher average selling prices, was a primary contributor to the overall increase in sales during these periods. This shift in demand reflects what we believe to be a continued trend toward higher utilization of complex semiconductor devices with finer line widths. Product mix-related average selling price increases contributed approximately one-half of the revenue growth in 1998. The balance of the revenue growth came from increased unit volume. The strength of the U.S. Dollar against the Korean Won, and to a lesser extent, the German Mark and French Franc, adversely impacted sales by approximately $15 million in 1998 and thus adversely impacted sales growth in 1998 as compared to the previous year.

   Cost of Goods Sold. Cost of goods sold increased 9.8% from $163.3 million in 1997 to $179.4 million in 1998 resulting primarily from higher costs associated with increased sales, costs related to new facilities and costs related to continued capacity expansions at existing facilities. As a percentage of sales, cost of goods sold increased from 62.6% in 1997 to 66.0% in 1998. The percentage of sales increase was primarily due to margin compression as a result of the strength of the U.S. Dollar, costs related to new facilities and costs related to continued capacity expansions at existing facilities.

   Selling, General and Administrative Expense. Selling, general and administrative expense as a percentage of sales decreased from 12.1% in 1997 to 10.9% in 1998. Selling, general and administrative expense decreased 6.6% from $31.6 million in 1997 to $29.5 million in 1998 as a result of reductions in discretionary spending including reduced incentive compensation expense.

   Research and Development Expense. Research and development expense increased from $12.4 million in 1997 to $12.7 million in 1998. The increase was due primarily to expenses arising from our joint venture participation in the DPI Reticle Technology Center.

   Other Income (Expense). Interest income was $2.1 million in 1997 and $0.1 million in 1998. Interest income results from short-term investment of our cash balances. Exchange loss consists of net gains and losses resulting from the remeasurement of our accounts denominated in non-U.S. currencies into U.S. Dollars, which is our functional currency. Exchange loss was ($0.8 million) in 1997 compared to ($0.2 million) in 1998 primarily due to fluctuations of the U.S. Dollar against the Korean Won, German Mark and French Franc. Exchange loss is net of the impact of hedging activities designed to reduce exchange rate exposure.

   Provision for Income Taxes. Our tax expense has been determined in accordance with FAS 109 and is based on the statutory rates in effect in the countries in which we operate. Our effective tax rate was 35% in 1997 and was 34% in 1998.

   Minority Interest in (Income) Loss of Joint Ventures. The minority interest impact of our joint venture manufacturing facilities was $0.9 million in 1997 compared to $0.7 million in 1998, reflecting the partners' share of losses from the joint ventures.

   Extraordinary Item. In January 1997, we sold our entire investment in Etec Systems common stock. Aggregate net proceeds from the sale of $39.2 million were used in operations. We realized a $34.2 million pre-tax gain on the sale. The related provision for income taxes was $12.0 million.

LIQUIDITY AND CAPITAL RESOURCES

   Our working capital was $71.1 million at June 30, 1999 and $33.5 million as of March 31, 2000. The decrease in working capital was due principally to lower cash balances resulting from capital expenditures and the December 1999 acquisition from IBM. Cash and cash equivalents were $61.3 million as of June 30, 1999 and $29.6 million as of March 31, 2000. Cash provided by operating activities increased from $31.9 million in the nine months ended March 31, 1999 to $57.2 million in the nine months ended March 31, 2000.

   Cash used in investing activities (capital expenditures and payments for acquisitions) was $104.3 million in the nine months ended March 31, 1999 and $117.0 million in the nine months ended March 31, 2000. Management expects capital expenditures for the remainder of fiscal 2000 to be approximately $50 to $70 million. Capital expenditures have been and will be used primarily to expand our manufacturing capacity and advance our technical capability. In addition, we may in the future pursue additional acquisitions of businesses, products and technologies, or enter into other joint venture arrangements, that could complement or expand our business. Any material acquisition or joint venture could result in a decrease to our working capital depending on the amount, timing and nature of the consideration to be paid.

   Cash provided by financing activities was $105.5 million in the nine months ended March 31, 1999 and $28.8 million in the nine months ended March 31, 2000. Pursuant to our credit agreement with DuPont, DuPont originally agreed to provide a credit facility in an aggregate amount of $100.0 million. This credit facility expires in September 2001, and any loans thereunder bear interest at LIBOR plus 0.25% per annum. At our option, advances under this credit facility are convertible into term loans with maturities up to seven years. We have borrowed a maximum of approximately $70.0 million under this credit facility. As of March 31, 2000, borrowings of $12 million were outstanding under the facility, and borrowings of approximately $50 million were outstanding as of June 30, 2000. In March 1999, we amended our credit agreement with DuPont to add a second credit facility with an additional borrowing capacity of $100.0 million. The second credit facility has a term of three years, and outstanding amounts bear interest at 0.25% per annum for the first two years and LIBOR plus 0.25% per annum for the third year. We have borrowed a maximum of $100.0 million under this second credit facility and, as of March 31 and June 30, 2000, borrowings of $100.0 million were outstanding. The amended credit agreement contains, among other things, covenants restricting our ability to incur additional debt. We intend to use a portion of the net proceeds to us from the common stock offering to repay all amounts borrowed under the first credit facility. In addition, we intend to use approximately $2.4 million of the net proceeds to us from the common stock offering, together with all of the net proceeds of this offering, to repay all amounts borrowed under and terminate the second credit facility. In consideration for DuPont's agreement to guarantee our obligations under the notes, and in addition to the repayment and termination of the second credit facility, we will amend the first credit facility to increase the interest charged on outstanding amounts from LIBOR plus 0.25% per annum to LIBOR plus 1.875% per annum and terminate our ability to convert outstanding amounts into term loans. If this offering is not completed, both credit facilities will remain in place unamended and we do not intend to use any portion of the net proceeds to us of the common stock offering to repay indebtedness under the second credit facility.

   Our ongoing cash requirements will be for capital expenditures, acquisitions, research and development and working capital. We are constructing a new photomask production facility in Corbeil-Essonnes, France. Additionally, we are equipping our new photomask production facility in Singapore, and construction of our photomask production facility in Gresham, Oregon has been delayed indefinitely. If additional capacity is needed, we believe we could complete the Gresham facility within approximately six months. Management believes that cash provided by operations, the DuPont credit agreement and the common stock offering will be sufficient to meet our cash requirements for at least the next 12 months. Thereafter, based on our current operating plans, we may require external financing from time to time to fund our capital expenditure requirements. If the concurrent common stock offering is not completed, we may be required to reduce our planned capital expenditures until alternative financing is obtained. Furthermore, there can be no assurance that alternative sources of financing will be available upon expiration of the DuPont credit facilities or if our capital requirements exceed the facilities and cash flow from operations. There can be no assurance that we will be able to obtain any additional financing required to fund our capital needs on reasonable terms, or at all.

OTHER MATTERS

   Changing Accounting Standards. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. We do not expect that the adoption of SFAS No. 133 will have a material adverse impact on our financial position or results of operations.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 which summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We anticipate that adoption will be no later than the fiscal quarter ending June 30, 2001. We are currently evaluating the impact of this Bulletin, but do not expect that its adoption will have a material adverse impact on the financial position or results of operations.

   In April 2000, the Financial Accounting Standards Board issued Financial Interpretation Number 44, or FIN 44, "Accounting for Certain Transactions involving stock compensation--an interpretation of Accounting Principles Board Opinion No. 25." FIN 44 clarifies the application of Opinion No. 25. We do not expect that the adoption of FIN 44 will have a material adverse impact on our financial position or results of operations.

   Foreign Currency Exposure. Non-U.S. operations are subject to various risks inherent in conducting business abroad, including price and currency exchange controls, fluctuation in the relative values of currencies and restrictive governmental actions. Changes in the relative values of currencies occur from time to time and may, in certain instances, have a material effect on our results of operations. Our financial statements reflect remeasurement of items denominated in non-U.S. currencies to U.S. Dollars, our functional currency. Exchange gains or losses are included in income in the period in which they occur. We monitor our exchange rate exposure and attempt to reduce such exposure by hedging. We have entered into forward contracts in currencies of the countries in which we conduct business in order to reduce such exposure. As of March 31, 2000, we held forward contracts with a notional amount of approximately $9.6 million, a carrying amount of approximately $9.4 million and an unrealized gain of approximately $0.2 million. There can be no assurance that these forward contracts or any other hedging activity will be available or adequate to eliminate, or even mitigate, the impact of our exchange rate exposure. There can be no assurance that these risks will not have a material adverse impact on our liquidity and results of operations in the future.

                                   BUSINESS

OVERVIEW

   We are one of the largest photomask manufacturers in the world. Photomasks are high-purity quartz or glass plates containing precision images of integrated circuits and are used as masters by semiconductor manufacturers to optically transfer these images onto semiconductor wafers. Photomasks are a necessary component in the production of semiconductors, and advanced photomask technologies are critical to enabling the manufacture of increasingly complex semiconductor devices. We manufacture a broad range of photomasks based on customer-supplied design data, including photomasks that meet the tightest design specifications required by semiconductor manufacturers today. We sell our products to over 200 customers in 20 different countries. We believe that we are the principal merchant photomask supplier for many of our customers, including Advanced Micro Devices, Agilent Technologies, Hewlett-Packard, Hyundai, IBM, Lucent Technologies, Micron Technology, National Semiconductor, Philips, Samsung, STMicroelectronics, Texas Instruments and UMC Group. We operate globally from 13 manufacturing facilities in North America, Europe and Asia, including two joint venture facilities. We also operate the DPI Reticle Technology Center, LLC, a joint venture facility dedicated to advanced photomask technology development and fabrication of leading-edge photomasks.

INDUSTRY BACKGROUND

   The demand for photomasks is driven largely by increases in the number of semiconductor designs and the complexity of integrated circuits. Integrated circuit designs consist of a series of separate patterns, each of which must be imaged onto a different photomask. The resulting series of photomasks is then used to successively layer the circuit patterns onto the semiconductor wafer. As a result, photomasks are a necessary component in the typical production of semiconductors, and advanced photomask technologies are critical to enabling the manufacture of increasingly complex semiconductor devices. In addition, advanced photomask technologies such as phase shift masks and optical proximity correction masks can extend the optical resolution of existing photolithography equipment, thereby delaying the otherwise significant investment required for new semiconductor manufacturing equipment. Growth in the photomask market has not always correlated with increases in semiconductor sales. According to an industry source, the total worldwide market for photomasks has grown from approximately $1.3 billion in 1995 to approximately $2.1 billion in 1999. We estimate that the photomask market in North America, Europe and non-Japan Asia represented approximately 60% of the worldwide market in 1999.

   Historically, photomasks were generally designed and manufactured internally by semiconductor manufacturers in captive production facilities. Since the mid-1980s, however, the market for merchant photomask manufacturers like us has grown substantially. We estimate that during 1999 merchant photomask sales in North America, Europe and non-Japan Asia were over $700 million. As a result of a number of factors, including the increasing complexity and pace of technological change in the photomask industry, the emergence of reliable merchant photomask manufacturers and a trend by semiconductor manufacturers to focus capital resources on their core business, a number of semiconductor manufacturers have divested their captive photomask operations and chosen to rely on merchant photomask manufacturers for their photomask needs. Some other semiconductor manufacturers who have retained captive photomask operations have turned to merchant manufacturers to produce more technically advanced photomasks rather than invest in new capital equipment. Finally, the increasing capital requirements and competitive pressures in the photomask market have contributed to a consolidation among merchant photomask manufacturers.

   As the share of the photomask market served by merchant manufacturers has increased, semiconductor manufacturers have become increasingly reliant on global manufacturers that can reliably deliver advanced photomasks. Consequently, many semiconductor manufacturers have developed strategic relationships with leading merchant photomask manufacturers to maintain a consistent source of high quality photomasks.

   We believe the demand for photomasks in the semiconductor manufacturing process is increasing due to the following trends:

  . Proliferation of Semiconductor Applications. Semiconductor devices of all types are continuing to proliferate into products, including cellular telephones, pagers, automobiles, medical products, household appliances, Internet and communications infrastructure, personal digital assistants and other consumer electronic products. In addition, the demand for semiconductor devices by traditional markets such as personal computers is growing significantly as semiconductor content in electronic systems increases and as personal computers expand further into homes and other new market segments. We believe that the proliferation of semiconductor applications will lead to an increase in semiconductor design activity and resulting demand for photomasks.

  . Customization of Semiconductor Designs. Growing demand for customized semiconductors generates increased demand for photomasks as each new type of semiconductor device requires additional new and often more advanced photomasks. Examples of this customization include application specific integrated circuits, application-specific standard products, system-on-a-chip and a growing variety of memory products.

  . Increasing Device Complexity. Efforts to improve the performance and functionality of semiconductor devices have resulted in more complex devices. Complex devices require additional layers of patterns, and additional photomasks on which the patterns are imaged, to be manufactured. For example, the number of photomasks typically required for the manufacture of microprocessors in 1991 was 14 as compared to 25 photomasks now required for the most advanced generation of microprocessors.

  . Decreasing Size of Semiconductor Designs. The ability to produce smaller and more powerful semiconductor chips at lower costs drives the semiconductor industry's growth. As semiconductor line widths become as small as and smaller than the wavelength of the illumination sources in optical lithography, the semiconductor manufacturing process becomes increasingly dependent upon high precision photomasks to deliver process results to more demanding specifications and tolerances. Future generations of semiconductor wafer lithography equipment are expected to increase the need for high precision photomasks, thereby further increasing demand for advanced photomasks with tighter specifications. Development of increasingly smaller design features is likely to generate increased demand for advanced photomasks that can accurately and reliably replicate intricate design features.

  . Shorter Product Lifecycles. Product lifecycles have been decreasing for many types of electronic products, including cellular telephones, Internet-capable devices and other consumer electronic products. Each new product generation tends to require design changes to semiconductor content. We believe that this trend will continue to increase semiconductor design activity and the resulting demand for photomasks.

STRATEGY

   Our objective is to be the world's premier global supplier of photomasks, by providing the finest service and most advanced technology to our customers, by implementing the following strategies:

  . Advance Our Technological Leadership. We intend to continue to invest in research and development and advanced equipment to enhance our technological leadership position. We believe this strategy is essential to continuing to develop and deliver leading-edge photomasks, which are required to meet the demands of the leading global semiconductor manufacturers. We also believe that by providing leading-edge photomasks, such as advanced binary masks, phase shift masks and optical proximity correction masks, we can position ourselves as the preferred provider of photomasks to our customers. For example, we are partners with Advanced Micro Devices, Micron Technology and Motorola in the DPI Reticle Technology Center, a unique facility dedicated to developing advanced photomask technology and fabrication processes for leading-edge photomasks. Generally, we can use the technological advancements developed by the DPI Reticle Technology Center and our advanced facility in Ichon, Korea to improve the capability and efficiency of our manufacturing facilities.

  . Expand Our Strategic Relationships with Customers. A key component of our ongoing strategy is to continue to develop and expand our strategic relationships with the world's leading semiconductor manufacturers, including Agilent Technologies, Hewlett-Packard, Hyundai, IBM, Texas Instruments and UMC Group. We believe these relationships will help to solidify our position as, or provide us the opportunity to become, the primary supplier of advanced photomasks and key enabling technologies to our customers. In addition, we believe that our participation in the DPI Reticle Technology Center will allow us to leverage the combined strength and insights of the participating companies to accelerate the development of advanced photomasks, and enable us to provide the benefits of technological leadership to our customers.

  . Capitalize on Our Established Global Manufacturing and Customer Service Support Network. Since 1991, we have operated globally with integrated manufacturing facilities in North America, Europe and Asia. Our facilities are strategically located close to our customers, many of whom have multiple facilities located throughout the world and prefer global suppliers to serve their photomasks needs. In addition, we believe our recently completed Singapore facility, which we are presently equipping, will further strengthen our competitive position in Asia. Furthermore, a global data transmission network integrates the manufacturing and delivery capabilities of these facilities, enabling efficient resource allocation and information sharing. We believe the ability to consistently deliver high quality products and superior customer service, on a timely basis, to each customer's various facilities around the world provides us with a competitive advantage.

  . Leverage Strategic Relationships with Key Suppliers. We utilize internal skills and capabilities to develop advanced photoblanks, a critical component of photomasks, and to identify suppliers of products and materials critical to improving photomask technology. For example, we have a strategic alliance with Hoya Corporation to develop and produce advanced photoblanks supporting the manufacture of semiconductor devices with design rules of 0.18 micron and smaller. In addition, we benefit from beta-testing advanced production equipment and materials in the DPI Reticle Technology Center. We also believe that our strategic relationships with leading equipment suppliers, such as Etec Systems (an Applied Materials company) and KLA-Tencor, help ensure our ability to provide our customers with early access to the most advanced photomasks. As a result of all of the foregoing measures, we believe we can rapidly deliver to our customers the latest advances in photomask technologies.

  . Leverage Our Vertically Integrated Position. We are the only photomask manufacturer in the world that also manufactures photoblanks and pellicles, the principal components of photomasks. As a result, we believe we have a competitive advantage because of our ability to manage the supply, quality and costs of these component materials. In addition, we intend to use this capability to develop the advanced photoblanks and pellicles necessary for the production of the next generation of photomasks. For example, we are currently developing numerous component material enhancements, including photoblanks for phase shift masks and improved deep ultraviolet pellicles, for 193 nanometer and 157 nanometer lithography, as part of an integrated effort to develop more advanced photomasks.

  . Pursue New Business Opportunities. We believe that the dynamics of the semiconductor and microelectronics industries, and the growing importance of precision imaging in emerging technologies, are providing us with new business opportunities. These opportunities include expanding our photomask design services offering and marketing our photomask products and services into emerging markets such as biochips and microelectromechanical systems. We will continue to evaluate our core competencies and apply resources accordingly, including acquisitions or joint venture partnerships with other companies, in markets that we believe can benefit our customers and develop into profitable growth initiatives.

PRODUCTS AND TECHNOLOGY

   PHOTOMASKS

   Photomasks are high-purity quartz or glass plates containing precise, microscopic images of integrated circuits that are used as masters--similar to negatives in a photographic process--to optically transfer the image of circuit patterns onto semiconductor wafers during the fabrication process. In producing a semiconductor, a photomask is usually placed in a photolithography tool, called a stepper, to make numerous reproductions of the pattern image on semiconductor wafers. This reproduction is typically accomplished by passing light through the photomask onto a photoresist that has been spin-coated onto the surface of the semiconductor wafer. The areas of the photoresist that have been exposed to light are then dissolved by chemical developers and subjected to further processing, such as etching, ion implantation and metal deposition. Successive steps of lithography, deposition and processing gradually create the multiple layers of conducting, semiconducting and insulating patterns that make up the millions of transistors found in a modern semiconductor device.

   We manufacture photomasks in accordance with semiconductor design and specification data provided on a confidential basis by our customers. The final design of each integrated circuit results in a set of precise individual circuit patterns to be imaged onto a series of typically 15 to 25 separate photomasks. The complete set of patterned photomasks is required to manufacture the customer's integrated circuit design. Upon receipt of a customer's circuit design, we convert the design to pattern data, which controls an electron beam or laser beam that exposes the circuit pattern onto a thin layer of photosensitive polymer, called a photoresist, covering the opaque chrome layer of the photoblank. Chemical developers dissolve the exposed areas and the thin chrome layer of the photoblank is etched to replicate the customer design pattern on the photomask. Subsequently, the photomask is inspected for defects, its critical dimensions are confirmed and any defects are repaired. Pellicles are then mounted onto the masks and the masks are delivered to the customer.

   We manufacture a broad range of photomasks for varying customer applications, including applications requiring the use of leading-edge photomasks. We manufacture these products using multiple production techniques, including electron beam and laser beam exposure as well as lower cost optical exposure techniques.

   We have developed advanced photomask products for customers using leading-edge lithography technologies in three categories:

  . Advanced binary masks. Advanced binary photomasks are high quality photomasks manufactured with tight tolerances that permit our customers to use a variety of lithography technologies.

  . Phase shift masks. Phase shift masks alter the phase of the light passing through the photomask, permitting improved depth of focus and resolution on the wafer, and have additional unique characteristics.

  . Optical proximity correction masks. Optical proximity correction masks contain submicron features that help minimize optical distortions on the semiconductor wafer and therefore permit improved image fidelity, and also typically require extremely tight specifications.

   The demand for these products has grown during the past two years as customers search for more cost-effective, less capital-intensive methods for improving current semiconductor fabrication yields and shrinking feature sizes. All three of these product categories provide opportunities for semiconductor manufacturers to produce more advanced products with existing lithography equipment. Therefore, we expect these advanced photomasks to enable semiconductor manufacturers to delay significant capital investment in new generation steppers.

   PHOTOBLANKS AND PELLICLES

   Photomasks are manufactured from photoblanks, which are highly polished quartz or glass plates coated with ultra-thin layers of chrome and photoresist. The photomask is protected from particle contamination by an ultra-thin, frame-mounted transparent film called a pellicle. The pellicle, when mounted on the photomask, creates a sealed, contamination-free environment for the photomask pattern. We manufacture both photoblanks and pellicles and we believe that our knowledge of materials used in the production of photoblanks and pellicles gives us a competitive advantage in managing the supply, quality and cost of our principal component materials. We also sell a limited number of pellicles to third parties.

   The production of photoblanks requires ultra-pure chrome deposition on highly polished and extremely flat quartz or glass substrates. The quality and properties of photoblanks strongly affect the yield and quality of photomasks. We purchase virgin quartz substrates from a limited number of suppliers. In addition, we recycle quartz substrates that have been repolished to reduce cost and dependence on external suppliers. We manufacture approximately 70% of our requirement for photoblanks and purchase the remainder from Hoya Corporation. We have a strategic alliance with Hoya Corporation to develop and produce advanced photoblanks supporting the manufacture of semiconductor devices with 0.18 micron design rules and smaller. We believe that this alliance, coupled with our internally developed knowledge of photoblank technology, enhances our ability to develop and deliver advanced photomasks.

   Pellicles are produced from nitrocellulose or other polymer solutions that we prepare or purchase. The ultra-thin film is typically precision-coated with an anti-reflective layer to improve optical performance characteristics. We have introduced proprietary pellicle films that are specifically designed to withstand the powerful radiation found in the emerging generation of advanced steppers. We hold several patents covering various aspects of pellicle technology and from time to time may have various patents pending. Historically, we purchased approximately 30% of the pellicles we use to manufacture photomasks from third-party suppliers.

GLOBAL MANUFACTURING AND OPERATIONS

   Since 1991, we have operated globally with established manufacturing facilities in North America, Europe and Asia. In fiscal 1999, approximately 60% of our sales were in North America, approximately 19% were in Europe and approximately 21% were in Asia. In the nine months ended March 31, 2000, approximately 60% of our sales were in North America, approximately 18% were in Europe and approximately 22% were in Asia. In North America, we operate photomask manufacturing facilities in Round Rock, Texas, Santa Clara, California, and Kokomo, Indiana. Additionally, we began construction on a new photomask manufacturing facility in Gresham, Oregon, which we subsequently and indefinitely delayed. If additional capacity is needed, we believe we could complete the Gresham facility within approximately six months. In Europe, our manufacturing facilities are located in Corbeil-Essonnes, France, Rousset, France, Hamburg, Germany and Hamilton, Scotland. In Asia, we operate a manufacturing facility in Ichon, Korea, operate joint venture facilities in Shanghai, China and Hsinchu, Taiwan and recently completed construction of a new photomask production facility in Singapore, which is undergoing equipment installation and customer qualification testing. We serve semiconductor manufacturers in Japan through our support office in Tokyo, Japan and our manufacturing facilities in Ichon, Korea and Shanghai, China.

   We believe that our global presence is important for meeting the supply needs of multi-national customers on a timely basis. Close proximity to customers is important because of rapid delivery requirements and the need for frequent personal interactions. As a result, each manufacturing facility primarily supplies local semiconductor manufacturers. Moreover, each of our manufacturing facilities is connected by a global data transmission network, which allows these facilities to transfer confidential customer design data and manufacturing instructions rapidly and coordinate manufacturing responsibility with our other facilities. By being able to transfer information throughout the world with this network, we can attempt to optimize resource allocation, thereby lowering production costs while providing effective customer service on a local level.

   Each of our manufacturing sites is ISO 9002 or QS9000TE and ISO 14001 qualified. We manufacture photomasks in clean rooms designed to provide a contamination-free, temperature and humidity controlled environment. These clean rooms are similar to those used in the manufacture of semiconductors. Our historical emphasis on product research and development has carried over to process technology and has resulted in the development of production facilities equipped with state-of-the-art manufacturing equipment.

CUSTOMERS

   We are a principal photomask supplier to many of the leading global semiconductor manufacturers. Substantially all of our sales are to customers in the semiconductor manufacturing industry. Our largest customers include the following:

  Advanced Micro Devices       Hyundai                    Philips
  Agilent Technologies         IBM                        Samsung
  AMI                          LSI Logic                  Silicon Valley Group
  Atmel                        Lucent Technologies        STMicroelectronics
  Delphi Technologies          Maxim Integrated Products  Texas Instruments
  Fujitsu                      Micron Technology          UMC Group
  Hewlett-Packard              Motorola
  Hexfet                       National Semiconductor

   Our two largest customers, Lucent Technologies and STMicroelectronics, in the aggregate, accounted for approximately 22% of our sales in fiscal 1999, 28% of our sales in fiscal 1998 and 22% of our sales in fiscal 1997, and each individually accounted for over 10% of our sales in each of these fiscal years. Our ten largest customers, in the aggregate, accounted for more than 60% of our sales in fiscal 1999, fiscal 1998, fiscal 1997 and the nine months ended March 31, 2000.

   We and our subsidiaries have entered into multi-year, non-exclusive supply agreements with some of our customers, including Agilent Technologies, Hewlett-Packard, Hyundai, IBM, Lucent Technologies and UMC Group. These agreements generally provide us for a given period of time with a minimum volume or percentage of purchases, subject to various conditions such as quality of our service and timeliness of delivery.

WORLDWIDE SALES AND SUPPORT

   Because each photomask is unique, we work closely with each customer to define and communicate precisely the specifications required by the customer. We sell and service our products principally through our employees based at our manufacturing sites throughout the world.

   We have established customer service centers inside several of our customers' design centers and semiconductor wafer fabrication facilities. Employees located at these centers routinely interact with customer engineers to improve the accuracy of the customers' design data and documentation and ensure that customers' orders receive the appropriate priority at the manufacturing facility and that routine problems are resolved promptly. We believe that these centers located in customers' facilities reduce errors and returns and improve on-time delivery, each of which improves customer satisfaction.

COMPETITION

   The photomask industry is highly competitive, and most of our customers utilize more than one photomask supplier. Because of our global presence, we compete with various merchant manufacturers in each local geographic region in which we operate:

  . In North America, we compete primarily with Photronics (which recently acquired Align-Rite and PSMC) and, to a lesser extent, with other smaller merchant photomask suppliers.

  .  In Europe, we compete with Compugraphics and Photronics.

  . In Asia, we compete with Dai Nippon Printing, Hoya Corporation, Photronics, P.K. Limited, Taiwan Mask Corporation, Toppan Printing Company and, to a lesser extent, with other smaller merchant photomask suppliers.

  . Dai Nippon Printing, Hoya Corporation and Toppan Printing Company, as well as capitive Japanese suppliers, are the predominant suppliers to the Japanese market.

   We expect that some of our competitors will expand operations to better meet the needs of customers and take advantage of new growth opportunities. In addition, recent widespread consolidation in the photomask industry, particularly in Japan, has enhanced the remaining companies' strength as competitors. Also, captive photomask operations sometimes sell into the merchant market.

   We believe that with the increasing importance of leading-edge photomask technology in the semiconductor manufacturing process, the ability to manufacture these advanced photomasks will be an important competitive factor. On-time delivery of defect-free photomasks at competitive prices historically has also been an important competitive factor in our industry. We also believe that our ability to develop the most advanced photomasks provides a more cost-effective alternative to the formation of captive operations, which requires significant capital investments and operating costs to develop the requisite manufacturing expertise.

RESEARCH AND DEVELOPMENT INITIATIVES

   The photomask industry has been and is expected to continue to be characterized by rapid technological change. We have historically made significant investments in research and development to improve our technological leadership. To maintain our technological leadership, we expect to be required to anticipate, respond to and utilize changing technologies.

   We, along with Advanced Micro Devices, Micron Technology and Motorola, operate the DPI Reticle Technology Center, a joint venture begun in 1997 for developing advanced photomask technology and the fabrication of leading-edge photomasks. The DPI Reticle Technology Center is located in a fully equipped, freestanding facility adjacent to our photomask manufacturing facility in Round Rock, Texas. We believe that the collaborative effort underway at the DPI Reticle Technology Center leverages the combined strength and insights of global leaders in memory, microprocessors and advanced logic design and fabrication to accelerate the development of advanced photomasks. We recently extended the joint venture, which is now scheduled to terminate in December 2002 but can be renewed at the discretion of the members.

   We, independently and through our participation in the DPI Reticle Technology Center, intend to continue to invest in research and development to ensure our technological capabilities. We focus our research and development in three areas:

  . The enhancement of existing products by improving manufacturing techniques and technologies;

  . The development of leading-edge photomask products such as phase shift masks, masks with optical proximity correction and advanced binary masks; and

  . The development of advanced materials needed for the manufacture of leading-edge photomasks.

   We are enhancing our existing products through worldwide-integrated engineering, capital investment for improved capability and beta testing of leading-edge equipment. Product enhancements in the past led to the development of technology currently used to produce photomasks compatible with
0.25 micron semiconductor lithography. This technology is providing the platform for the development of manufacturing technologies consistent with
0.18 micron, 0.15 micron and 0.13 micron semiconductor lithography at high yields and rapid cycle times. We have been a leader in the development of leading-edge photomasks products, such as phase shift, optical proximity and advanced binary masks. Our research and development of photomask component materials is also responding to the technology demands of semiconductor manufacturers through the development of improved materials needed to produce advanced photomasks. Recent examples of such materials developments include low stress chrome blanks, pellicles with contamination-control features, pellicles that can withstand deep ultraviolet radiation and attenuated embedded chrome blanks for phase shift masks.

   We have established a research and development group that consists of trained and experienced personnel. The capabilities of this group have been augmented by its access to DuPont's corporate science and engineering resources. Elements of DuPont's material science expertise and its analytical capabilities are relevant to photomask research and development. We will continue to have access to DuPont's corporate science and engineering until 2001 pursuant to a research, development and consulting agreement with DuPont, which will provide us with a supplement to our core research and development program.

   We recently entered into a short-term funded development agreement with International Sematech, Inc., whereby International Sematech agreed to partially fund the development of 157 nanometer pellicle technology, and we agreed to develop a commercialization plan for 157 nanometer pellicles if we determine that such development is commercially viable. Funds we receive under this agreement are used to defray our costs under our research agreement with DuPont.

INTELLECTUAL PROPERTY

   We believe that the success of our business depends more on our proprietary technology, information, processes and know-how than on patents or trademarks. Much of our proprietary information and technology relating to our manufacturing processes is not patented and may not be patentable. However, aspects of our photoblanks and pellicles technologies are protected by a number of patents and patent applications. They include product patents for some types of attenuated, embedded phase shift blanks and deep ultra violet pellicles. While we consider our patents to be valuable assets, we do not believe that our competitive position is dependent on patent protection or that our operations are dependent on any individual patent. Instead, we believe that the success of our business depends primarily on our ability to maintain a lead over our competitors in developing our proprietary technology, information, processes and know-how. Nevertheless, we attempt to protect our intellectual property rights with respect to our products and manufacturing processes through patents and trade secrets when appropriate as part of our ongoing research, development and manufacturing activities. We also rely on non-disclosure agreements with employees and vendors to protect our proprietary processes.

FACILITIES

   We conduct manufacturing operations throughout the world. Our operations are ISO 9002 or QS9000TE and ISO 14001 qualified. We believe that our facilities are adequate and suitable for their respective uses. The table below presents certain information relating to our manufacturing and support facilities.

                                    FLOOR SPACE      TYPE OF
             LOCATION              IN SQUARE FEET    INTEREST         USE
             --------              -------------- -------------- --------------
NORTH AMERICA
  Round Rock, Texas...............     54,000         Owned        Photomasks
  Kokomo, Indiana.................     42,000         Owned        Photomasks
  Santa Clara, California.........     38,000         Leased       Photomasks
  Gresham, Oregon (delayed comple-
   tion)..........................     70,000         Owned        Photomasks
  Poughkeepsie, New York..........     23,000         Owned       Photoblanks
  Danbury, Connecticut............     55,000         Owned        Pellicles
  Round Rock, Texas...............     17,000         Owned         Research
  Round Rock, Texas...............     27,000         Owned      Administration
EUROPE
  Corbeil-Essonnes, France........     20,000         Leased       Photomasks
  Rousset, France.................     24,000         Leased       Photomasks
  Hamburg, Germany................     22,000         Leased       Photomasks
  Hamilton, Scotland..............     15,000         Owned        Photomasks
ASIA
  Ichon, Korea....................    102,000         Owned        Photomasks
  Shanghai, China.................     16,000     Jointly Leased   Photomasks
  Singapore (in qualification
   testing).......................     50,000         Owned        Photomasks
  Hsinchu, Taiwan.................      6,000     Jointly Leased   Photomasks

   We own most of the manufacturing equipment in our facilities. The research facility in Round Rock is leased to the DPI Reticle Technology Center and primarily contains manufacturing equipment leased by the DPI
Reticle Technology Center from a third party. Facilities and property located in Santa Clara, Corbeil-Essonnes, Rousset and Hamburg are leased under leases that expire in 2001, 2009, December 2000 and 2022. We also maintain customer service data centers in leased facilities in Mesa, Arizona, Colorado Springs, Colorado, Melbourne, Florida, Hillsboro, Oregon, Allentown, Pennsylvania, Dallas, Texas and Tokyo, Japan.

   A number of our facilities are in seismically active areas. Although we have obtained property damage and business interruption insurance, a major catastrophe such as an earthquake or other natural disaster at any of our sites could result in a prolonged interruption of our business.

EMPLOYEES

   As of March 31, 2000, we employed approximately 1,750 people worldwide. There are no employees who are represented by a union. Our German subsidiary, however, is subject to German law, which binds it, as a member of a selected industry group, to agreements reached by industry management and employee representatives. We believe we have a good relationship with our employees.

ENVIRONMENTAL MATTERS

   Our operations and our ownership of real property are subject to various environmental laws and regulations that govern, among other things, the discharge of pollutants into the air and water and the handling, use, storage, disposal and clean-up of solid and hazardous wastes. Compliance with such laws and regulations requires that we incur capital expenditures and operating costs in connection with our ongoing operations. In addition, such laws and regulations may impose liabilities on owners and operators of businesses and real property without regard to fault and such liabilities may be joint and several with other parties. More stringent environmental laws and regulations may be enacted in the future, which may require us to expend additional amounts on environmental compliance or may require modifications in our operations. Although we are unable to predict the extent of our future liability with respect to any environmental matters, we believe, based upon current information, that environmental liabilities will not be material to our financial position or results of operations. DuPont has agreed to indemnify us for any environmental contamination present on our manufacturing sites at June 13, 1996, the date of our initial public offering, or present at any such site due to the generation, use, treatment, storage, release, emission, discharge or disposal of hazardous waste or hazardous materials before such date. The Environmental Protection Agency is reviewing a groundwater contamination issue at our Danbury, Connecticut site under voluntary corrective action. Any such contamination is believed to be historical and therefore any environmental liabilities would be covered by the indemnification agreement with DuPont.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The following table sets forth the name, age as of March 31, 2000 and position with DuPont Photomasks of each person who is an executive officer or director of DuPont Photomasks.

 NAME                            AGE POSITION(S)
 ----                            --- ----------
 Peter S. Kirlin................ 39  Chairman of the Board and Chief Executive
                                      Officer
 Preston M. Adcox............... 56  President, Chief Operating Officer and
                                      Director
 Paul S. Chipman................ 43  Executive Vice President--Technology and
                                      Chief Technology Officer
 Gerard Cognie.................. 56  Executive Vice President--European
                                      Operations
 John M. Lynn................... 42  Executive Vice President, General Counsel
                                      and Secretary
 Kenneth A. Rygler.............. 56  Executive Vice President--Worldwide
                                      Marketing and Strategic Planning
 Gerd Stoecker.................. 57  Executive Vice President--Finance and
                                      Chief Financial Officer
 John L. Doyle.................. 68  Director
 John W. Himes.................. 55  Director
 John C. Hodgson................ 56  Director
 Gary W. Pankonien.............. 49  Director
 Susan Vladuchick Sam........... 52  Director
 John C. Sargent................ 62  Director
 Marshall C. Turner............. 58  Director

   PETER S. KIRLIN is our Chairman of the Board and Chief Executive Officer. From 1986 to 1988, he worked at American Cyanamid Corporation as a project leader and conducted post-graduate research projects at the University of Munich's Institute of Physical Chemistry. From 1988 until joining us in May 2000, he held various positions with ATMI, Inc., a supplier of materials, equipment and services used in the manufacture of semiconductors, most recently as Group Vice President, Technologies and Services.

   PRESTON M. ADCOX is our President and Chief Operating Officer. He joined DuPont in 1967 and has held a number of manufacturing and technology management positions. He became a Managing Director in DuPont's semiconductor materials business in 1988 and had global responsibility for DuPont's photomask operations until 1996. He was a member of the Board of Directors of Etec Systems from 1990 to early 1995. From 1988 to 1999, he served on the Board of Directors of Semiconductor Industry Suppliers Association (formerly Semi-Sematech), an organization representing U.S. equipment and material suppliers to the semiconductor manufacturing industry. He has been one of our directors since May 2000.

   PAUL S. CHIPMAN is our Executive Vice President--Technology and Chief Technology Officer, a position he has held since March 1999. He joined us as a result of our acquisition of Perkin Elmer's photomask operations in 1990 and has held a number of manufacturing and technology management positions. He is also General Manager of the DPI Reticle Technology Center, LLC.

   GERARD COGNIE is our Executive Vice President--European Operations and the Chairman of the Board of DuPont Photomasks (France) S.A. He joined DuPont in 1968 and from 1988 to 1996 served as the Director of DuPont's European photomask operations and from 1985 to 1996 served as the Director of Electronics for DuPont France.

   JOHN M. LYNN is our Executive Vice President and General Counsel. He also serves as Corporate Secretary. He joined DuPont in 1980 as a chemical engineer and then, after a departure for law school, rejoined

DuPont as a lawyer in 1985. He held a number of legal advisory positions with DuPont before joining us in 1997.

   KENNETH A. RYGLER is our Executive Vice President--Worldwide Marketing and Strategic Planning. He joined DuPont in 1964 and held numerous sales, marketing, planning and business development management positions.

   GERD STOECKER is our Executive Vice President--Finance and Chief Financial Officer, a position he has held since June 2000. From 1981 to 1984, he was Vice President of International Finance for Atari Inc., a producer of computers and electronic games. From 1984 to 1998, he held various positions with Tandem Computers Incorporated, a provider of computer systems and client/server solutions, most recently as Vice President and Treasurer.

   JOHN L. DOYLE is a private consultant, having retired from the Hewlett-Packard Company in 1991. At the time of his retirement, he was Executive Vice President, Business Development with responsibility for Hewlett-Packard's integrated circuit facilities as well as acquisitions, mergers, planning, corporate purchasing, manufacturing and engineering. He was also a member of the Executive Committee. He is currently a director of Xilinx, Inc. and Analog Devices, Inc. He has been one of our directors since April 1996.

   JOHN W. HIMES is Senior Vice President of Corporate Plans, Investor Relations and Financial Communications for DuPont. He joined DuPont in 1966 and has served in a variety of business management positions, including leadership of Dacron Polyester, Advanced Composites and Industrial Polymers. Mr. Himes was responsible for Human Resources and later Business Development in Asia for DuPont. He has been one of our directors since January 1998.

   JOHN C. HODGSON is Group Vice President and General Manager of DuPont iTechnologies with additional responsibility for Advanced Fiber Systems, Nonwovens and Corian, a position he assumed in February 2000. He has been with DuPont for over 30 years and has served in a variety of management positions in the X-Ray, Electronics and Diagnostic businesses in the United States and in Geneva, Switzerland. From 1996 until assuming his current position, Mr. Hodgson served as Vice President and General Manager of the Photopolymer and Electronic Materials business unit. He has been one of our directors since April 1996.

   GARY W. PANKONIEN is the President and Chief Operating Officer and serves on the board of directors of CALEB Technologies, Corp. He was previously Chairman and Chief Executive Officer of 1st TECH Molding and a private investor. He served as a director of Tanisys Technology, a manufacturer of memory modules, 1st TECH Molding and MagRabbit. Mr. Pankonien spent seven years at Compaq Computer Corporation where he served as the Notebook Computer Design and Operations Manager for three years. He co-developed and currently holds the patent for the first notebook computer as well as several other patents. Mr. Pankonien has over 20 years of management experience in the electronics industry and has extensive experience in offshore operations. He has been one of our directors since April 1996.

   SUSAN VLADUCHICK SAM is a private consultant, having retired from DuPont in 1999. She joined DuPont in 1969 and held a variety of management positions in research and development, human resources and manufacturing during the course of her career, including Director of Operations for DuPont Medical Products from 1993 to 1995, Director of Human Development and Personnel Relations from 1995 to 1997 and Director of Operations--U.S. Region and Vice Chair of the Operations Network from 1997 to 1999. Ms. Sam currently serves on the College of Engineering & Science Advisory Board for Clemson University and is a past Alumni Trustee for Grove City College. She has been one of our directors since January 1996.

   JOHN C. SARGENT is a private consultant, having retired from DuPont in 1998. He joined the Treasury Department of Conoco in 1964 and worked in a number of financial management positions with Conoco both in the United States and Europe. He became Vice President and Treasurer of Conoco in 1981 and also in 1981 became Assistant Treasurer and Director of the Treasury Division of DuPont after Conoco was acquired by

DuPont. He assumed the position of Vice President and Treasurer of DuPont in 1992. He has been one of our directors since December 1995.

   MARSHALL C. TURNER is an independent consultant, having been a venture capital principal or operating executive in technology industries for 26 years. From its inception in 1981 through 1998, he was a general partner of Taylor & Turner Associates, Ltd., the general partner of several venture capital partnerships. Mr. Turner is Vice-Chairman of the Board of the Public Broadcasting Service and of the Smithsonian Museum of Natural History. He serves as a director of Alliance Technology Fund, six privately held companies and the George Lucas Educational Foundation. He has been one of our directors since April 1996. He served on an interim basis from June 1999 to May 2000 as the Chairman of our Board of Directors and Chief Executive Officer.

                 TRANSACTIONS AND RELATIONSHIP BETWEEN US AND
                     E. I. DU PONT DE NEMOURS AND COMPANY

   We have entered into a number of agreements with DuPont for the purpose of defining certain past, present and prospective arrangements and transactions. These agreements were negotiated in the context of a parent-subsidiary relationship and, therefore, are not the result of negotiations between independent parties. It is our intention and the intention of DuPont that such agreements and the transactions provided for therein, taken as a whole, should accommodate the parties' interests in a manner that is fair to both parties, while continuing various mutually beneficial joint arrangements. However, because of the complexity of the various relationships between us and DuPont, we cannot assure you that all of these agreements, or the transactions provided for therein, were effected on terms at least as favorable to us as could have been obtained from unaffiliated third parties. We are only entitled to the ongoing assistance of DuPont for a limited time.

   We and DuPont may enter into additional or modified arrangements and transactions in the future. Any such future arrangements and transactions will be determined through negotiation between DuPont and us. We have adopted a policy that all future agreements between us and DuPont will be on terms that we believe are no less favorable to us than the terms we believe would be available from unaffiliated parties. In that regard, we intend to follow the procedures provided by the Delaware General Corporation Law, which includes a vote to affirm any such future agreements by a majority of our directors who are not employees of DuPont, even though such directors may be less than a quorum.

   The following is a summary of certain past, present and prospective arrangements and transactions between DuPont and us.

ADMINISTRATIVE SERVICE AGREEMENTS

   Prior to May 2000, we and DuPont were parties to several transitional administrative service agreements, pursuant to which DuPont provided various services to us, including tax compliance, information systems support and workers' compensation administration. We anticipate that DuPont may continue to provide us with these or similar administrative services in future periods.

   We paid DuPont $2.4 million for services provided under the administrative service agreements in fiscal 1999 and $1.8 million in the nine months ended March 31, 2000. With the exception of the administrative service agreement entered into by the respective subsidiaries of DuPont and our company in Ichon, Korea, in the absence of gross negligence or willful or reckless misconduct, DuPont's liability for damages to us for any breach of DuPont's obligations under the administrative service agreements was limited to payments made to DuPont thereunder. With respect to the administrative service agreement covering the operations in Ichon, Korea, DuPont's subsidiary was not required to provide any guarantee or warranty of any nature and could not be held liable for any claims, damages or liabilities of any kind resulting from the furnishing of the services thereunder.

RESEARCH AGREEMENTS

   We have entered into a research, development and consulting agreement with DuPont, whereby DuPont will provide to us supplemental technical assistance and consulting with respect to analytical support and consulting on an as-needed basis and research projects addressing our specific needs. In exchange for the analytical support and general consulting services, we will pay DuPont $100,000 per calendar year. In the event the costs of these services are estimated to exceed $100,000, we can either agree to pay additional projected costs or elect not to have DuPont provide these additional services. Compensation for research project support will be determined at the time each specific project relating thereto is undertaken. The initial term of the research, development and consulting agreement expires on January 1, 2001, and the agreement will automatically renew until terminated by either DuPont or us pursuant to certain procedures set forth in the research, development and consulting agreement.

   On May 1, 2000, we entered into a research agreement with DuPont, subject to the terms and conditions of the research, development and consulting agreement described above. In the new agreement, DuPont agreed to undertake a research project involving research and materials development in the area of advanced photomask technology. DuPont granted us a royalty-bearing, exclusive license to the technology developed under the research agreement for 157 nanometer pellicles. We will provide DuPont with a right of first refusal to supply us with materials produced using the technology, and we will pay DuPont a royalty on the sale of 157 nanometer pellicles manufactured using those materials. In consideration for DuPont's prior work in the field of pellicles, we paid DuPont $250,000 at the commencement of the research agreement, and we will pay DuPont a total of approximately $2.5 million for the services provided by DuPont, payable in equal quarterly installments over the term of the research agreement. In addition, we will pay approximately $138,000 to DuPont for equipment leasing and approximately $175,000 for materials synthesis. The new research agreement terminates on December 31, 2001.

TAX INDEMNIFICATION AGREEMENT

   We have entered into a tax indemnification agreement with DuPont, pursuant to which we will pay DuPont, or DuPont will pay us, as appropriate, amounts in respect of taxes shown as due attributable to our operations for the period ending on the date on which we cease to be a member of the DuPont consolidated group. DuPont will indemnify us and our subsidiaries from liability for certain matters, net of corresponding tax benefits, including any federal, state or local taxes attributable to any affiliated or combined group of which we were a member at any time prior to June 13, 1996 and any federal, state or local income or other tax for any period up to and including June 13, 1996. We will indemnify DuPont and its subsidiaries from liability for certain matters, including any federal, state or local income or other taxes attributable to our operations following June 13, 1996. We are required to pay DuPont an amount equal to the tax benefit to us, when realized, of any loss we incurred in connection with the sale of our 31% equity interest in DuPont Korea, Ltd. to DuPont.

   The tax indemnification agreement requires payments of claims to be made within 30 days of the date a written demand for the claim is delivered. Interest accrues on payments that are not made within 10 days of the final due date at the rate applicable to the underpayments of the applicable tax. Any disputes concerning the calculation or basis of determination of any payment provided under the tax indemnification agreement will be resolved by a law firm or an accounting firm selected jointly by the parties.

ENVIRONMENTAL INDEMNIFICATION AGREEMENT

   We have entered into an environmental indemnification agreement with DuPont, pursuant to which DuPont will generally indemnify us against substantially all liabilities relating to any environmental contamination present on our manufacturing sites and those of our subsidiaries as of June 13, 1996 or present on any other site as a result of our manufacturing operations and those of our subsidiaries prior to June 13, 1996.

   In the event that the parties cannot determine with reasonable certainty, following good faith negotiations, whether the contamination was caused by activities occurring before or after June 13, 1996, the environmental indemnification agreement provides for a mechanism whereby the liability associated with any such claim is allocated according to the following schedule based on when the claim is filed: DuPont bears 100% of the liability associated with claims filed by us with regard to such contamination on or prior to June 13, 1997; DuPont's liability for claims filed following June 13, 1997 declines at the rate of 20% per year; and DuPont has no liability for such claims filed following June 13, 2001.

   The environmental indemnification agreement includes procedures for notice and payment of indemnification claims and generally provides that the party bearing the majority of the liability will assume the defense of such claim and will control any negotiation or remediation activities.

CREDIT AGREEMENT

   We have entered into a credit agreement with DuPont. Pursuant to this credit agreement, DuPont originally agreed to provide a credit facility in an aggregate amount of $100 million. This credit facility expires in September 2001 and any loans thereunder bear interest at LIBOR plus 0.25% per annum. At our option, advances under this credit facility are convertible into term loans with maturities up to seven years. We have borrowed a maximum of approximately $70 million under this credit facility. As of March 31, 2000, borrowings of approximately $12 million were outstanding, and borrowings of approximately $50 million were outstanding as of June 30, 2000. In March 1999, we amended our credit agreement with DuPont to add a second credit facility with an additional borrowing capacity of $100 million. The second credit facility has a term of three years, and outstanding amounts bear interest at 0.25% per annum for the first two years and LIBOR plus 0.25% per annum for the third year. As of March 31 and June 30, 2000, borrowings of $100 million were outstanding under this credit facility. The amounts loaned under the amended credit agreement are unsecured, and the amended credit agreement contains various representations, covenants and events of default. For example, the amended credit agreement provides that, without DuPont's prior written consent, we will not incur, create, assume or permit to exist any indebtedness, including guarantees on indebtedness, in addition to then-existing indebtedness, and the indebtedness under the amended credit agreement.

   We intend to use a portion of the net proceeds to us of the common stock offering to repay all amounts borrowed under the first credit facility with DuPont. We intend to use the net proceeds of this offering, along with approximately $2.4 million of the net proceeds to us from the common stock offering, to repay all amounts borrowed under and terminate the second credit facility. In consideration for DuPont's agreement to guarantee our obligations under the notes, and in addition to the repayment and termination of the second credit facility, we will amend the first credit facility to increase the interest charged on outstanding amounts from LIBOR plus 0.25% per annum to LIBOR plus 1.875% per annum and terminate our ability to convert outstanding amounts into term loans.

CORPORATE TRADENAME AND TRADEMARK AGREEMENT

   We have entered into a corporate tradename and trademark agreement with DuPont, whereby DuPont licenses to us the following:

  .  Use of the tradename "DuPont" as part of our corporate name;

  . Use of the tradename "DuPont" as part of the name of our affiliated companies; and

  .  Use of the trademark DuPont in Oval as part of our corporate logo.

   DuPont may terminate the corporate tradename and trademark agreement:

  . upon two years' prior written notice, in the event that DuPont and/or its affiliates cease to hold at least 20% of our total outstanding common stock; or

  . upon 90 days' written notice if we purport to assign or otherwise transfer the corporate tradename and trademark agreement without DuPont's written consent, if we use the tradename "DuPont" other than under the terms of the corporate tradename and trademark agreement or if DuPont ceases to be the largest holder of our common stock.

   In addition, DuPont may terminate the corporate tradename and trademark agreement upon 90 days' written notice for any reason after January 1, 2008. In the corporate tradename and trademark agreement, we grant DuPont the right to inspect and test products manufactured by or for us and intended to be sold bearing the DuPont in Oval logo to determine uniform quality and compliance with quality standards of DuPont and agree to hold DuPont harmless from any and all liabilities arising from the manufacture, sale, transportation, storage or use of products manufactured by or for us bearing the DuPont in Oval logo. Upon termination of the corporate tradename and trademark agreement, we will be obligated to:

  .  Change our name so that the tradename "DuPont" is omitted;

  . Cease to use the tradename "DuPont" or any similar tradename as part of our corporate name or in any other manner whatsoever; and

  .  Cease to use the DuPont in Oval logo.

REGISTRATION RIGHTS AGREEMENT

   Under a registration rights agreement between DuPont and us, DuPont and its assignees are entitled to certain rights with respect to the registration of shares they hold under the Securities Act of 1933. Subject to limitations, including a minimum registration of over 1,000,000 shares, DuPont and its assignees have the right to require us to register the sale of all or part of the shares they hold under the Securities Act of 1933. DuPont and its assignees are entitled to request up to an aggregate of four demand registrations. DuPont and its assignees are also entitled to include the shares of common stock they hold in a registered offering of securities by us for their own account, subject to conditions and restrictions. In addition, the registration rights agreement contains certain indemnification provisions by us for the benefit of DuPont and its assignees as well as any potential underwriter and by DuPont and its assignees for the benefit of us and related persons. DuPont and its assignees may transfer its registration rights under the registration rights agreement without our prior approval. The registration rights agreement also provides that while DuPont owns 50% or more of our common stock, we may not grant registration rights to any other person without DuPont's prior consent.

TEFLON AF AGREEMENT

   In June 2000, DuPont entered into an agreement with us to supply us with all of our requirements for Teflon AF fluoropolymer resins for use in making pellicles. The agreement has an initial term of three years, and is automatically renewed for an additional year on each anniversary date of the agreement unless we or DuPont decline to renew, in which case the agreement will terminate upon the expiration of the remaining term. The agreement also provides us with a license to use the patent underlying Teflon AF if DuPont ceases to make Teflon AF, terminates the agreement or sells its Teflon AF business.

                             DESCRIPTION OF NOTES

   We will issue the notes under an indenture among DuPont Photomasks, Inc.,
E. I. du Pont de Nemours and Company and Chase Bank of Texas, N.A., as trustee. We have filed the form of the indenture as an exhibit to the registration statement. You may request a copy of the form of the indenture from the trustee.

   We have summarized portions of the indenture below. The summary is not complete. We urge you to read the indenture because it defines your rights as a holder of the notes. In this section, "DuPont Photomasks", "our", "we" and "us" each refers only to DuPont Photomasks, Inc. and not to any of our subsidiaries.

GENERAL

   The notes are unsecured general obligations of DuPont Photomasks subordinate in right of payment to certain other obligations of DuPont Photomasks and convertible into common stock as described below. The notes will be limited to $100 million aggregate principal amount and will mature on
        , 2004 unless earlier redeemed by DuPont Photomasks or at your option upon a fundamental change, as defined below under "--Redemption at Your Option."

   The indenture does not contain any financial covenants or restrictions on the payment of dividends, the incurrence of Senior Indebtedness, as defined below under "--Subordination of Notes", or the issuance or repurchase of securities by DuPont Photomasks. The indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control, except to the extent described below under "--Redemption at Option of the Holder."

   The notes will bear interest at the annual rate of   % from         , 2000.
We will pay interest in arrears on          and          of each year,
commencing on         , 2000, to holders of record at the close of business on
the preceding          and         . Interest may, at our option, be paid
either:

  . By check mailed to the address of the person entitled to receive it as it appears in the note register; or

  .  By transfer to an account maintained by such person located in the U.S.;

provided that payments to The Depository Trust Company, New York, New York ("DTC") will be made by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

GUARANTEE

   Under the indenture, DuPont will irrevocably and unconditionally guarantee the due and punctual payment of the principal of, premium, if any, interest on, and all other amounts payable under, the notes when and as the same shall become due and payable, whether on the stated maturity, upon acceleration, or redemption, including redemptions in connection with a fundamental change, as defined below. DuPont has:

  . Agreed that its obligations under the guarantee will be as if it were principal obligor and not merely surety, and will be enforceable irrespective of any invalidity, irregularity or unenforceability of the notes or the indenture; and

  . Waived its right to require the trustee to pursue or exhaust its legal or equitable remedies against us prior to exercising its rights under the guarantee.

   The guarantee will not be discharged with respect to any note except by payment in full of the principal, premium, if any, interest and all other amounts payable on the notes. Moreover, if at any time any amount paid under a note is rescinded or must otherwise be restored, the rights of the holders of notes under the guarantee will be reinstated with respect to such payments as though such payments had not been made.

   The guarantee is not subordinated and will rank pari passu with all other unsecured and unsubordinated debt of DuPont.

   DuPont is not guaranteeing our obligation to provide common stock upon conversion of the notes.

FORM, DENOMINATION AND REGISTRATION

   We will issue the notes in fully registered form, without coupons, in denominations of $1,000 principal amount and $1,000 multiples.

   Global Note, Book-Entry Form. The notes will be represented by one or more global notes, which will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co. as DTC's nominee. Except as set forth below, the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

   You may hold your interests in the global note directly through DTC if you are a participant in DTC, or indirectly through organizations which are participants in DTC. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in the global note to such persons may be limited.

   If you are not a DTC participant, you may beneficially own interests in the global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which we refer to as indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of the global note, Cede for all purposes will be considered the sole holder of the global note. Except as provided in limited circumstances described in the indenture, owners of beneficial interests in the global note will not be entitled to have certificates registered in their names and will not be considered the holders of the global note.

   We will pay interest on and the redemption price and premium, if any, of the global note to Cede & Co. by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither DuPont Photomasks, DuPont, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

   We have been informed by DTC that, with respect to any payment of interest on, or the redemption price of, the global note, DTC's practice is to credit participants' accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by the global note as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on such payment date. Payments by participants to owners of beneficial interests in the principal amount represented by the global note held through such participants will be the responsibility of such participants, as is now the case with securities held for the accounts of customers registered in "street name."

   Because you cannot hold a physical certificate representing your interest in the global note and because DTC can only act on behalf of participants, your ability to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the absence of a physical certificate representing your interest in the global note.

   None of DuPont Photomasks, DuPont, the trustee or any registrar, paying agent or conversion agent under the indenture will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised DuPont Photomasks and DuPont that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for exchange as described below, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

   DTC has advised us that it is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the

Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include other organizations such as the initial purchasers of the notes. Certain of such participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

   Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed within 90 days, we will cause notes to be issued in definitive registered form in exchange for the global note.

CONVERSION OF NOTES

   You may convert your notes into common stock at any time after the original issuance of the notes through the close of business on the final maturity date of the notes unless earlier redeemed by us or at your option upon a fundamental change, as described below. You may convert the principal amount of any notes, in whole or in part, only in denominations of $1,000 or $1,000 multiples at the conversion price, subject to adjustment as described below. Except as described below, no payment or other adjustment will be made on conversion of any notes for accrued interest or for dividends on any common stock issued upon conversion. If any note that has not been called for redemption is converted between a record date and the next interest payment date, the notes must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. If any note that has been called for redemption is converted between a record date and the next interest payment date, no interest shall be payable on the next interest payment date on the principal amount so converted. We are not required to issue fractional shares of common stock upon conversion of notes and, instead, will pay a cash adjustment based upon the market price of common stock on the last business day prior to the date of conversion. In the case of notes called for redemption, conversion rights will expire at the close of business on the business day preceding the day fixed for redemption unless we default in the payment of the redemption price. You may convert a note which you have elected to be redeemed upon a fundamental change, as defined below, only if you withdraw your election to redeem in accordance with the terms of the indenture.

   The initial conversion price of $      share of common stock is subject to
adjustment upon certain events, as set forth in the indenture, including:

     (1) The issuance of common stock as a dividend or distribution on the common stock;

     (2) The issuance to all holders of common stock of rights or warrants to purchase common stock at less than the current market price of the common stock;

     (3) Subdivisions and combinations of the common stock;

     (4) The distribution to all holders of common stock of capital stock, other than common stock, or evidences of indebtedness of DuPont Photomasks or of assets, including securities, but excluding those rights, warrants, dividends and distributions referred to in (1), (2) or (3) above or those paid in cash;

     (5) Distributions consisting of cash, excluding any quarterly cash dividend on the common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed the greater of:

       (x) The amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that such preceding quarterly dividend did not require an adjustment of the conversion price pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock, and

       (y) 3.75% of the average of the last reported sale price of the common stock during the ten trading days immediately prior to the date of declaration of such dividend,

  and excluding any dividend or distribution in connection with the liquidation, dissolution or winding up of DuPont Photomasks. If an adjustment is required to be made as set forth in this clause (5) as a result of a distribution that is a quarterly dividend, such adjustment would be based upon the amount by which such distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made as set forth in this clause (5) as a result of a distribution that is not a quarterly dividend, such adjustment would be based upon the full amount of the distribution;

     (6) Payment relating to a tender offer or exchange offer by DuPont Photomasks or any subsidiary of DuPont Photomasks for the common stock to the extent that the cash and value of any other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

     (7) Payment relating to a tender offer or exchange offer by a person other than DuPont Photomasks or any subsidiary of DuPont Photomasks or DuPont or any subsidiary of DuPont in which, as of the closing date of the offer, the board of directors is not recommending rejection of the offer. This adjustment will only be made if:

    . The tender offer or exchange offer is for an amount that increases the offeror's ownership of common stock to more than 25% of the total shares of common stock outstanding; and

    . The cash and value of any other consideration included in such payment per share of common stock exceeds the current market price per share of common stock on the business day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

  This adjustment will generally not be made, however, if, as of the closing of the offer, the offering documents with respect to such offer disclose a plan or an intention to cause DuPont Photomasks to consolidate or merge, or a sell all or substantially all of its assets.

   The indenture will provide that if we implement a stockholders' rights plan, the rights plan must provide that, subject to customary exceptions, upon conversion of the notes you will receive, in addition to the common stock issuable upon conversion, the rights whether or not such rights have separated from the common stock at the time of such conversion.

   In the case of:

  .  Any reclassification of the common stock; or

  . A consolidation, merger or combination involving DuPont Photomasks or a sale or conveyance to another person of the property and assets of DuPont Photomasks as an entirety or substantially as an entirety, in each case as a result of which holders of common stock shall be entitled to receive stock, other securities, other property or assets, including cash, with respect to or in exchange for such common stock, the holders of the notes then outstanding will generally be entitled after the reclassification, consolidation, merger, combination, sale or conveyance to convert such notes into the kind and amount of shares of stock, other securities or other property or assets, including cash, which they would have owned or been entitled to receive upon the reclassification, consolidation, merger, combination, sale or conveyance had such notes been converted into common stock immediately prior to such reclassification, consolidation, merger, combination, sale or conveyance assuming that a holder of notes would not have exercised any rights of election as to the stock, other securities or other property or assets, including cash, receivable in connection with such transaction.

   If we make a taxable distribution to holders of common stock or in certain other circumstances requiring an adjustment to the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend; in certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of common stock. See "Certain Federal Income Tax Considerations."

   We may, from time to time and to the extent permitted by law, reduce the conversion price by any amount for any period of at least 20 days, in which case we shall give at least 15 days' notice of such reduction, if our board of directors has made a determination that such reduction would be in the best interests of DuPont Photomasks, which determination shall be conclusive. We may, at our option, make such reductions in the conversion price, in addition to those set forth above, as our Board of Directors deems advisable to avoid or diminish any income tax to holders of common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

   No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing.

OPTIONAL REDEMPTION BY DUPONT PHOTOMASKS

   The notes are not entitled to any sinking fund. At any time on or after
            , DuPont Photomasks may redeem the notes on at least 30 days' notice as a whole or, from time to time, in part at the following prices, expressed as a percentage of the principal amount, together with accrued interest to, but excluding, the date fixed for redemption:

     (1) If redeemed during the period beginning               and ending on
             at a redemption price of   %; and

     (2) If redeemed during the 12-month period beginning               at a
  redemption price of   %;

provided that if the redemption date is an interest payment date, then the interest payable on such date shall be paid to the holder of record of the notes on the relevant record date.

   If less than all of the outstanding notes are to be redeemed, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or $1,000 multiples by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder's notes is selected for partial redemption and such holder converts a portion of such notes, the converted portion shall be deemed to be of the portion selected for redemption.

   We may not give notice of any redemption of notes if a default in payment of interest or premium on the notes or any other event of default has occurred and is continuing.

REDEMPTION AT YOUR OPTION

   If a fundamental change, as defined below, occurs at any time prior to
        , each holder of notes shall have the right, at the holder's option, to require DuPont Photomasks to redeem any or all of such holder's notes on the date that is 30 days after the date of our notice of such fundamental change, which we will refer to as the repurchase date. The notes will be redeemable in $1,000 multiples of the principal amount. We shall redeem such notes at a price equal to 100% of the principal amount to be redeemed plus accrued interest on the redeemed notes to, but excluding, the repurchase date; provided that, if such repurchase date is an interest payment date, then the interest payable on such date shall be paid to the holder of record of the notes on the relevant record date.

   We will mail to all holders of record of the notes a notice of the occurrence of a fundamental change and of the redemption right arising as a result of the fundamental change on or before the tenth day after the occurrence of such fundamental change. We are also required to deliver the trustee a copy of such notice. To exercise the redemption right, a holder of notes must deliver, on or before the 30th day after the date of our notice of a fundamental change (the "fundamental change expiration time"), written notice of the holder's exercise of such right, together with the notes to be so redeemed, duly endorsed for transfer, to us or an agent designated by us for such purpose. Payment for notes surrendered for redemption, and not withdrawn, prior to the fundamental change expiration time will be made promptly following the repurchase date.

   The term "fundamental change" means the occurrence of any transaction or event in connection with which all or substantially all common stock shall be exchanged for, converted into, acquired for or constitute the right to receive, consideration which is not all or substantially all common stock listed, or, upon consummation of or immediately following such transaction or event, which will be listed, on a U.S. national securities exchange or approved for quotation on the Nasdaq National Market or any similar U.S. system of automated dissemination of quotations of securities prices, whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise.

   We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act to the extent then applicable in connection with the redemption rights of the holders of notes in the event of a fundamental change.

   The redemption rights of the holders of notes upon a fundamental change could discourage a potential acquiror of DuPont Photomasks. The term "fundamental change" is limited to certain specified transactions and may not include other events that might adversely affect our financial condition, nor would the requirement that we offer to redeem the notes upon a fundamental change necessarily afford the holders of the notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving DuPont Photomasks.

   If a fundamental change were to occur, we cannot assure you that we will have sufficient funds to pay the redemption price for all the notes tendered by the holders, although DuPont would be required to pay the redemption price under its guarantee. In addition, any credit agreements or other agreements relating to other indebtedness to which we are or become a party may contain restrictions or prohibitions on our ability to redeem notes or may provide that a fundamental change constitutes an event of default under such agreement. If a fundamental change occurs at a time when we are prohibited from redeeming the notes, we could seek the consent of our then lenders to the redemption of the notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such a consent or repay such borrowings, we would remain prohibited from redeeming the notes, although DuPont would be required to pay the redemption price under the guarantee. In that case, our failure to redeem tendered notes would constitute an event of default under the indenture, and may constitute a default under the terms of other indebtedness that we may enter into from time to time. In these circumstances or if the occurrence of a fundamental change itself constitutes an event of default under senior indebtedness, the subordination provisions in the indenture would restrict or prohibit payments to the holders of notes by us, although DuPont would be required to pay the redemption price under the guarantee.

SUBORDINATION OF NOTES

   The payment of the principal of, premium, if any, interest on and all other amounts payable under the notes is subordinated, other than amounts payable on or with respect to the DuPont guarantee, to the extent provided in the indenture, to the prior payment in full of all senior indebtedness. This subordination will not prevent the occurrence of any event of default. The notes are also effectively subordinated to all indebtedness and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

   Upon any distribution of assets of DuPont Photomasks upon:

  . Any dissolution, winding up, bankruptcy, insolvency, liquidation, reorganization, receivership or similar proceeding relating to DuPont Photomasks or its property;

  .  An assignment for the benefit of creditors; or

  .  Any marshaling of the assets or liabilities of DuPont Photomasks;

the holders of senior indebtedness will be entitled to receive payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all obligations due in respect of such senior indebtedness before the holders of the notes will be entitled to receive any payment of the principal, premium, if any, interest, or any other amounts payable in respect of the notes, other than amounts payable on or with respect to the DuPont guarantee. Until all obligations with respect to senior indebtedness are paid in full in cash or other payment is made satisfactory to the holders of senior indebtedness, any payment on the notes to which the holders of notes would be entitled, other than amounts payable on or with respect to the DuPont guarantee, shall be made to the holders of senior indebtedness. By reason of the subordination, in the event of our dissolution, winding up, bankruptcy, insolvency, liquidation, reorganization, receivership or similar proceeding relating to DuPont Photomasks or its property, an assignment for the benefit of creditors or any marshaling of the assets or liabilities of DuPont Photomasks, holders of senior indebtedness may receive more, ratably, and the holders of notes may receive less, ratably, than the other creditors of DuPont Photomasks.

   In the event of any acceleration of the notes because of an event of default, the holders of any senior indebtedness then outstanding would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all obligations in respect of such senior indebtedness before the holders of the notes are entitled to receive any payment or distribution in respect thereof, other than amounts payable on or with respect to the DuPont guarantee. The indenture will require that we promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default.

   We also may not make any payment upon or in respect of the notes, including upon redemption, if:

  . A default in the payment of the principal of, premium, if any, interest, rent or other obligations in respect of senior indebtedness occurs and is continuing beyond any applicable period of grace (a "payment default"); or

  . Any other default occurs and is continuing with respect to designated senior indebtedness that permits holders of such designated senior indebtedness as to which the default relates to accelerate its maturity and the trustee receives a notice of such default (a "payment blockage notice") from us or other person permitted to give such notice under the indenture (a "non-payment default").

   Payments on the notes may and shall be resumed:

  . In case of a payment default, upon the date on which such default is cured or waived or ceases to exist; and

  . In case of a non-payment default, the earlier of the date on which such non-payment default is cured or waived or ceases to exist or 179 days after the date on which the applicable payment blockage notice is received.

No new period of payment blockage may be commenced pursuant to a payment blockage notice unless and until 365 days have elapsed since the initial effectiveness of the immediately prior payment blockage notice and all scheduled payments of principal, premium, if any, and interest on the notes that have come due have been paid in full in cash. No non-payment default that existed or was continuing on the date of delivery of any payment blockage notice to the trustee shall be, or shall be made, the basis for a subsequent payment blockage notice.

   If notwithstanding the foregoing, the trustee or any holder of the notes receives any payment or distribution of assets of DuPont Photomasks of any kind in contravention of any of the subordination provisions of the indenture, whether in cash, property or securities, including, without limitation, by way of set-off or otherwise, in respect of the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior indebtedness of all senior indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution, or provision therefor, to or for the holders of senior indebtedness.

   The term "senior indebtedness" means the principal of, premium, if any, interest, including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of DuPont Photomasks, whether outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing, unless in the case of any particular indebtedness the instrument creating or evidencing the same or the assumption or guarantee thereof expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is pari passu or junior to the notes. Notwithstanding the foregoing, the term senior indebtedness shall not include indebtedness of DuPont Photomasks to any of its subsidiaries, a majority of the voting stock of which is owned, directly or indirectly, by DuPont Photomasks.

   The term "indebtedness" means, with respect to any person, and without duplication:

     (a) All indebtedness, obligations and other liabilities, contingent or otherwise, of such person for borrowed money, including obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or evidenced by bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

     (b) All reimbursement obligations and other liabilities, contingent or otherwise, of such person with respect to letters of credit, bank guarantees or bankers' acceptances;

     (c) All obligations and liabilities, contingent or otherwise, in respect of leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person and all obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the lessor and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase such leased property;

     (d) All obligations of such person, contingent or otherwise, with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

     (e) All direct or indirect guarantees or similar agreements by such person in respect of, and obligations or liabilities, contingent or otherwise, of such person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (a) through
  (d);

     (f) Any indebtedness or other obligations described in clauses (a) through (d) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person; and

     (g) Any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).

   The term "designated senior indebtedness" means our obligations under any senior indebtedness with respect to which the instrument creating or evidencing the same or the assumption or guarantee thereof (or related agreements or documents to which we are a party) expressly provides that such senior indebtedness shall be "designated senior indebtedness" for purposes of the indenture; provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness.

   As of March 31, 2000, we had approximately $112.0 million of indebtedness outstanding that would have constituted senior indebtedness, and our subsidiaries had approximately $23.3 million of indebtedness and other liabilities (including trade and other payables) outstanding to which the notes would have been effectively subordinated. As of June 30, 2000, we had incurred an additional approximately $38.0 million of indebtedness under our credit agreement with DuPont that would constitute senior indebtedness. The indenture will not limit the amount of additional indebtedness, including senior indebtedness, which we can create, incur, assume or guarantee, nor will the indenture limit the amount of indebtedness or other liabilities that any subsidiary can create, incur, assume or guarantee.

   We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will generally be senior to those of the holders of the notes in respect of all funds collected or held by the trustee.

EVENTS OF DEFAULT; NOTICE AND WAIVER

   An event of default is defined in the indenture to include:

  . A default in payment of the principal amount of the notes at maturity or otherwise;

  . Default for 30 days in payment of any installment of interest on the notes;

  . The failure of DuPont Photomasks or DuPont continuing for 60 days after notice, to observe or perform any other covenants in the indenture; or

  . Certain events involving bankruptcy, insolvency or reorganization of DuPont Photomasks, DuPont or any of their significant subsidiaries.

   The indenture provides that the trustee may withhold notice to the holders of the notes of any default, except in payment of principal or premium, if any, or interest with respect to the notes, if the trustee considers it in the interest of the holders of the notes to do so.

   The indenture provides that if an event of default shall have occurred and be continuing, the trustee or the holders of not less than 25% in principal amount of the notes then outstanding may declare the principal of, premium, if any, and accrued interest on the notes to be due and payable immediately. In the case of certain events of bankruptcy or insolvency of DuPont Photomasks or DuPont, the principal of, premium, if any, and accrued interest on the notes shall automatically become and be immediately due and payable. However, if we cure all defaults (except the nonpayment of principal of, premium, if any, and interest on any of the notes which shall have become due by acceleration) and certain other conditions are met, with certain exceptions, such declaration may be canceled and past defaults may be waived by the holders of a majority of the principal amount of the notes then outstanding.

   The indenture provides that any payment of principal, premium, if any, or interest that is not made when due (whether or not such payment is permitted to be made under the subordination provisions described above) will accrue interest, to the extent legally permissible, at the annual rate set forth on the cover page hereof from the date on which such payment was required under the terms of the indenture until the date of payment.

   The holders of a majority in principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain limitations specified in the indenture.

   The indenture provides that no holder of the notes may pursue any remedy under the indenture, except for a default in the payment of principal, premium, if any (including upon redemption), or interest, on the notes, unless such holder shall have previously given to the trustee written notice of a continuing event of default, and the holders of at least 25% in principal amount of the outstanding notes shall have made a written request, and offered reasonable indemnity, to the trustee to pursue the remedy, and the trustee shall not have received from the holders of a majority in principal amount of the outstanding notes a direction inconsistent with such request and shall have failed to comply with such request within 60 days after receipt of such request.

MODIFICATION OF THE INDENTURE

   The indenture contains provisions permitting DuPont Photomasks, DuPont and the trustee, with the consent of the holders of a majority in principal amount of the notes at the time outstanding, to modify the indenture or any supplemental indenture or the rights of the holders of the notes, except that no such modification shall:

  .  Extend the fixed maturity of any note;

  .  Reduce the rate or extend the time for payment of interest on the notes;

  . Reduce the principal amount of the notes or premium, if any, on the notes;

  .  Reduce any amount payable upon redemption of the notes;

  . Change the obligation of DuPont Photomasks to redeem any note upon the happening of any fundamental change in a manner adverse to the holders of the notes;

  . Impair the right of a holder to institute suit for the payment of the notes;

  .  Change the currency in which the notes are payable;

  . Impair the right to convert the notes into common stock subject to the terms set forth in the indenture;

  . Modify the provisions of the indenture with respect to the subordination of the notes in a manner adverse to the holders of the notes; or

  . Modify the provisions of the indenture relating to the obligations of DuPont in respect of the due and punctual payment of the principal of, premium, if any, interest on, and all other amounts payable under the notes in a manner adverse to the holders of the notes;

without the consent of each holder of a note so affected or reduce the percentage of notes whose holders are required to consent to any modification of the indenture or any supplemental indenture, in each case without the consent of the holders of all of the notes then outstanding. The indenture also provides for certain modifications of its terms without the consent of the holders of the notes.

INFORMATION CONCERNING THE TRUSTEE

   We have appointed Chase Bank of Texas, N.A., as trustee under the indenture and paying agent, conversion agent, note registrar and custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

   The indenture contains certain limitations on the rights of the trustee, should it or any of its affiliates become a creditor of DuPont Photomasks or DuPont, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with DuPont Photomasks and DuPont; provided if it or any such affiliate continues to have any conflicting interest as defined in the indenture and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

   Pursuant to our certificate of incorporation, we are authorized to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, each with a par value of $.01 per share. As of June 30, 2000, 15,767,813 shares of common stock and no shares of preferred stock were issued and outstanding.

COMMON STOCK

   Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote is required for most actions to be taken by stockholders. Because holders of common stock do not have cumulative voting rights, holders of a majority of the shares of common stock represented at a meeting in person or by proxy can elect all of the directors to be elected at that meeting. After the offering, DuPont will continue to have significant influence on the vote on most matters submitted to our stockholders, including the election of directors and approval of extraordinary corporate transactions. In the event of a liquidation, dissolution or winding-up of our company, the holders of common stock are entitled to share equally and ratably in the assets of our company, if any, remaining after the payment of all debts and liabilities of our company and the liquidation preference of any outstanding preferred stock. The common stock has no preemptive rights and no redemption, sinking fund or conversion provisions. All outstanding shares of common stock are, and all shares issued upon conversion of the notes will be, validly issued, fully paid and nonassessable.

   The common stock is quoted on the Nasdaq National Market under the symbol "DPMI." The transfer agent and registrar for the common stock is First Chicago Trust Company of New York.

   Holders of common stock are entitled to such dividends as may be declared from time to time by our board of directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued.

PREFERRED STOCK

   Our certificate of incorporation authorizes our board to provide for the issuance, from time to time, of classes or series of preferred stock, to establish the number of shares to be included in any such class or series and to fix the designations, voting powers, preferences and rights of the shares of each such class or series and any qualifications, limitations or restrictions thereof. Because our board has the power to establish the preferences and rights of the shares of any such class or series of the preferred stock, it may afford holders of any preferred stock preferences, powers and rights, including voting rights, senior to the holders of common stock, which could adversely affect the rights of the holders of common stock. We currently have no intention to issue any shares of preferred stock.

CERTAIN ANTI-TAKEOVER, LIMITED LIABILITY AND INDEMNIFICATION PROVISIONS

   Classified Board of Directors Removable Only for Cause. Our certificate of incorporation divides our Board of Directors into three classes of directors, with each class serving staggered, three-year terms. In addition, our directors may be removed from office only for cause by a vote of at least 66 2/3% in voting power of the then-outstanding shares of our voting stock entitled to vote in the election of directors, voting together as a single group. The classification of our Board of Directors means that, unless directors are removed for cause, it will require at least two annual meetings of stockholders for a majority of stockholders to make a change in control of the Board of Directors, since only a portion of the directors will be elected at each meeting. A significant effect of a classified Board of Directors may be to deter hostile takeover attempts, because an acquiror would experience delay in replacing a majority of the directors. However, a classified Board of Directors also makes it more difficult for stockholders to effect a change in control of the Board of Directors, even if such a change in control is sought due to dissatisfaction with the performance of our company's directors. During any period when the holders of any series of preferred stock have the right to elect additional directors pursuant to our certificate of incorporation, the then otherwise total authorized number of directors shall automatically be increased by the specified number of directors. Whenever the holders of any series of preferred stock having the right to elect additional directors are divested of that right, the terms of office of all additional directors elected by those holders shall terminate. As a consequence, directors elected by the holders of our preferred stock would not become part of our classified Board of Directors.

   Supermajority Voting. Our certificate of incorporation requires the approval of the holders of at least 66 2/3% of the then outstanding shares of our common stock for the stockholders to adopt, amend or repeal any provision of:

  . Our certificate of incorporation governing the election and removal of directors;

  .  Our bylaws; and

  . Our certificate of incorporation prohibiting stockholder actions by written consent.

   Authorized but Unissued or Undesignated Capital Stock. Our certificate of incorporation grants our Board of Directors broad power to establish the rights, preferences and privileges of authorized and unissued shares of preferred stock and to issue the shares in one or more transactions. The issuance of shares of preferred stock pursuant to the Board of Directors' authority described above may have the effect of delaying, deferring or preventing a change in control of our company and could decrease the amount of earnings and assets available for distribution to the holders of our common stock. In addition, the issuance of large blocks of common stock may have the effect of delaying, deferring or preventing a change in control of our company. Our Board of Directors does not currently intend to seek stockholder approval prior to any issuance of common or preferred stock, unless otherwise required by law.

   Limitation of Director Liability. Our certificate of incorporation limits the liability of directors (in their capacity as directors but not in their capacity as officers) to our company and our stockholders to the fullest extent permitted by Delaware law. Specifically, directors will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

  . Any breach of the director's duty of loyalty to our company or our stockholders;

  . Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . Violations under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

  . Any transaction from which the director derived an improper personal benefit.

These provisions in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our company's directors and may discourage or deter stockholders or management from bringing a lawsuit against our company's directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited our company and its stockholders. These provisions do not limit or affect a stockholder's ability to seek and obtain relief under the Federal securities laws.

   No Stockholder Action by Written Consent. Our certificate of incorporation provides that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only at a duly called annual or special meeting of stockholders and may not be effected by any written consent of stockholders in lieu of a meeting of stockholders. This prevents stockholders from initiating or effecting any action by written consent, thereby limiting the ability of stockholders to take actions opposed by our Board of Directors.

   Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may be called only by our Board of Directors.

   Stockholder Meeting Protocol. Our bylaws allow our Board of Directors to adopt rules, regulations and procedures for the conduct of the meeting of stockholders, including:

  .  Establishment of an agenda or order of business for the meeting;

  . Rules and procedures for maintaining order at the meeting and the safety of those present;

  . Limitations on attendance at or participation in the meeting to stockholders of record of the corporation or their duly authorized and constituted proxies;

  . Restrictions on entry after the time fixed for the commencement of the meeting; and

  . Limitations on the time allotted to questions or comments by participants.

This stockholder meeting protocol could have the effect of deterring a hostile takeover of our company by restricting the nomination and election of candidates to our Board of Directors.

   Advance Notice Requirements. Our bylaws establish advance notice requirements with regard to all stockholder proposals, including:

  . For nominations or other business to be properly brought before an annual meeting, timely notice must be given so that the notice is delivered to us at least 90 days, but no more than 120 days, prior to the meeting;

  . Any notice of nomination shall set forth the person proposed for election to our Board of Directors;

  . Any notice of business shall set forth a brief description of the business to be brought before the meeting, the text of the proposal and the beneficial owner, if any, on whose behalf the proposal is made; and

  . Except as otherwise provided by law, the chairman of the meeting shall have the power to determine whether a nomination or any business proposed to be brought before a meeting was made in accordance with these procedures.

The advance notice requirements, by prescribing the types of business that could be presented to stockholders during annual meetings, could discourage takeover bids initiated by hostile tender offer, proxy contest or the removal of the existing Board of Directors and management.

   Indemnification Arrangements. Our bylaws provide that current and former directors and executive officers shall be indemnified against expenses (including attorneys' fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising out of their status as directors and executive officers, to the fullest extent permitted by Delaware law. In addition, we have agreed to indemnify each director to the fullest extent permitted by the Delaware law pursuant to an indemnification agreement from and against any and all expenses, losses, claims, damages and liabilities incurred by that director for or as a result of actions taken or not taken while that director was acting in his or her capacity as our director, or agent. In addition, we maintain directors' and officers' liability insurance which insures against liabilities that our directors and officers may incur in these capacities.

   Delaware Anti-Takeover Statute. Our certificate of incorporation contains a provision expressly electing not to be governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an

"interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of
Section 203, a "business combination" includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years previously, did own 15% or more of the corporation's voting stock. Because of this election, Section 203 will not apply to our company.

                  MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

   The following is a discussion of material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and of common stock into which notes may be converted, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This discussion is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change. Except as specifically discussed below with regard to Non-U.S. Holders, as defined below, this summary applies only to holders that will hold notes and common stock into which notes may be converted as "capital assets" (within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code")) and who, for U.S. federal income tax purposes, are:

  .  Individual citizens or residents of the U.S.;

  . Corporations created or organized in or under the laws of the U.S. or of any political subdivision thereof;

  . Estates, the income of which are subject to U.S. federal income taxation regardless of the source of such income; or

  . Trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons ("U.S. Holders").

Holders of notes or common stock into which the notes may be converted that are entities treated as partnerships for U.S. federal tax purposes should consult their own tax advisors as to their particular situations. Persons other than U.S. Holders ("Non-U.S. Holders") are subject to special U.S. federal income tax considerations that are discussed below. This discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, such as:

  .  Banks;

  .  Holders subject to the alternative minimum tax;

  .  Tax-exempt organizations;

  .  Insurance companies;

  . Foreign persons or entities (except to the extent specifically set forth below);

  . Dealers in securities or currencies, persons that will hold notes as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes; or

  . Persons deemed to sell notes or common stock under the constructive sale provisions of the Code.

This discussion addresses the tax considerations applicable to the initial purchasers of the notes who purchase the notes at their "issue price" as defined in Section 1273 of the Code and does not discuss the tax considerations applicable to subsequent purchasers of the notes and of common stock issuable upon conversion of the notes. We have not sought any ruling from the Internal Revenue Service (the "IRS") or an opinion of counsel with respect to the statements made and the conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. In addition, the IRS is not precluded from successfully adopting a contrary position. This discussion does not consider the effect of the federal estate or gift tax laws (except as set forth below with respect to Non-U.S. Holders) or the tax laws of any applicable foreign, state, local or other jurisdiction.

   INVESTORS CONSIDERING THE PURCHASE OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

TAXATION OF INTEREST

   Interest paid on the notes will be included in the income of a holder as ordinary income at the time it is treated as received or accrued in accordance with the holder's regular method of tax accounting.

SALE, EXCHANGE OR REDEMPTION OF THE NOTES

   Upon the sale, exchange (other than a conversion) or redemption of a note, a holder generally will recognize capital gain or loss equal to the difference between:

  . The amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income); and

  .  Such holder's adjusted tax basis in the note.

A holder's adjusted tax basis in a note generally will equal the cost of the note to such holder. Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains recognized by a holder who is an individual will generally be subject to a maximum rate of tax of 20%.

CONVERSION OF THE NOTES

   A holder generally will not recognize any income, gain or loss upon conversion of a note into common stock except to the extent the common stock is considered attributable to accrued interest not previously included in income (which is taxable as ordinary income) or with respect to cash received in lieu of a fractional share of common stock. A holder's tax basis in the common stock received on conversion of a note will be the same as such holder's adjusted tax basis in the note at the time of conversion (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion will generally include the holding period of the note converted. However, a holder's tax basis in shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such shares shall begin on the date of conversion.

   Cash received in lieu of a fractional share of common stock upon conversion will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss (measured by the difference between the cash received for the fractional share and the holder's adjusted tax basis in the fractional share).

DIVIDENDS

   Dividends, if any, paid on the common stock after a conversion generally will be included in the income of a holder as ordinary income to the extent of our current or accumulated earnings and profits.

   Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received constructive distributions where the conversion ratio of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of our current or accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. The failure of the notes to provide for an adjustment to the conversion rate to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock may, in certain circumstances, result in taxable dividend income to the holders of common stock.

SALE, EXCHANGE OR REDEMPTION OF COMMON STOCK

   Upon the sale, exchange or redemption of common stock, a holder generally will recognize capital gain or loss equal to the difference between:

  . The amount of cash and the fair market value of any property received upon the sale, exchange or redemption; and

  .  Such holder's adjusted tax basis in the common stock.

Such capital gain or loss will be long-term capital gain or loss if the holder's holding period in the common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by an individual will generally be subject to a maximum rate of tax of 20%. A holder's basis and holding period in common stock received upon conversion of a note are determined as discussed above under "Conversion of the Notes."

SPECIAL TAX RULES APPLICABLE TO NON-U.S. HOLDERS

   In general, subject to the discussion below concerning backup withholding:

     (a) Payments of principal or interest on the notes by DuPont Photomasks or any paying agent, and payments under the guarantee by DuPont, to a beneficial owner of a note that is a Non-U.S. Holder will not be subject to U.S. withholding tax, provided that, in the case of interest:

    . Such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, within the meaning of Section 871(b)(3) of the Code;

    . Such Non-U.S. Holder is not a "controlled foreign corporation" (within the meaning of the Code) that is related, directly or indirectly, to DuPont Photomasks through stock ownership;

    .  Such Non-U.S. Holder is not a bank receiving interest described in
       Section 881(c)(3)(A) of the Code; and

    . The certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (summarized below) are satisfied;

     (b) A Non-U.S. Holder of a note or common stock will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless:

    . Such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met;

    . Such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder;

    . The Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates; or

    . In the case of common stock held by a person who holds more than 5% of such stock, we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such Non-U.S. Holder held the common stock, a U.S. real property holding corporation (a "USRPHC") for U.S. federal income tax purposes;

   We do not believe that we are currently a USRPHC or that we will become one in the future; and

     (c) Interest on notes not excluded from U.S. withholding tax as described in (a) above and dividends on common stock after conversion generally will be subject to U.S. withholding tax at a 30% rate, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax.

   To satisfy the certification requirements referred to in the fourth bullet point under (a) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations thereunder require that either:

  . The beneficial owner of a note must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such owner is a Non-U.S. Holder and must provide such owner's name and address, and U.S. taxpayer identification number ("TIN"), if any; or

  . A securities clearing organization, bank or other financial institution that holds customer securities in the ordinary course of its trade or business (a "Financial Institution") and holds the note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to us or our paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof.

A certificate described in this paragraph is effective only with respect to payments of interest made to the certifying Non-U.S. Holder after delivery of the certificate in the calendar year of its delivery and the two immediately succeeding calendar years. Such requirement will be fulfilled if the beneficial owner of a note certifies on IRS Form W-8, under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or any Financial Institution holding the note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

   Treasury Regulations released on October 6, 1997, as modified (the "New Regulations") and effective for payments made after December 31, 2000, will provide alternative methods for satisfying the certification requirements described above. The New Regulations also would require, in the case of notes held by a foreign partnership, that the certification be provided by the partners rather than by the foreign partnership and that the partnership provide certain information, including a TIN. A look-through rule will apply in the case of tiered partnerships.

   If a Non-U.S. Holder of a note or common stock is engaged in a trade or business in the U.S. and if interest on the note, dividends on the common stock, or gain realized on the sale, exchange or other disposition of the note or common stock, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to regular U.S. federal income tax on such interest, dividends or gain in the same manner as if it were a U.S. Holder. In lieu of the certificate described above, such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide us with a properly executed IRS Form 4224 (IRS Form W-8ECI under the New Regulations) in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on a note, dividends on the common stock and any gain recognized on the sale, exchange or other disposition of a note or common stock will be included in the earnings and profits of such Non-U.S. Holder if such interest, dividends or gain is effectively connected with the conduct by a Non-U.S. Holder of a trade or business in the U.S. The New Regulations will change certain of the withholding reporting and certification requirements described above, effective for payments made after December 31, 2000, subject to certain grandfathering provisions.

   U.S. Federal Estate Tax. A note held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual's death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty otherwise applies.

   Non-U.S. Holders should consult with their tax advisors regarding the U.S. federal, state and local and foreign tax consequences to them of purchasing, holding and disposing of the notes and common stock.

BACKUP WITHHOLDING AND INFORMATION REPORTING

   Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments made in respect of a note or common stock to a holder that is not an "exempt recipient" and that fails to provide certain identifying information (such as the holder's TIN) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a note or common stock must be reported to the IRS, unless the holder is an exempt recipient or otherwise establishes an exemption.

   In the case of payments of interest on a note to a Non-U.S. Holder, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither DuPont Photomasks nor a paying agent has actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

   Dividends on the common stock paid to Non-U.S. Holders that are subject to U.S. withholding tax, as described above, generally will be exempt from U.S. backup withholding tax but will be subject to certain information reporting.

   Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a broker that is a U.S. person, a "controlled foreign corporation" (within the meaning of the Code) or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the U.S., are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding. Under current Treasury Regulations, payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent or broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

   Any amounts withheld under the backup withholding rules from a payment to a holder of a note or common stock will be allowed as a refund or credit against such holder's U.S. federal income tax provided that the required information is furnished to the IRS.

   As noted above, the New Regulations will generally be applicable to payments made after December 31, 2000. In general, the New Regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under the New Regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. A holder of a note or common stock should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of the New Regulations on payments made with respect to notes or common stock after December 31, 2000.

   THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND OUR COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Credit Suisse First Boston Corporation are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the respective principal amount of notes set forth opposite their names below:

                                                                     PRINCIPAL
     NAME                                                              AMOUNT
     ----                                                           ------------
     Morgan Stanley & Co. Incorporated.............................
     Credit Suisse First Boston Corporation........................
                                                                    ------------
       Total....................................................... $100,000,000
                                                                    ============

   The underwriters are offering the notes subject to their acceptance of the notes from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the notes offered by this prospectus are subject to the delivery of legal opinions by their counsel as well as other conditions. The underwriters are obligated to take and pay for all of the notes offered by this prospectus if any are taken.

   The underwriters initially propose to offer part of the notes directly to the public at the public offering price set forth on the cover page of this prospectus and part to certain dealers at a price that represents a concession
not in excess of    % of the principal amount of the notes. Any underwriter
may allow and dealers may reallow, a concession not in excess of     % of the
principal amount of the notes to other underwriters or to securities dealers. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

   We do not intend to list the notes on any national securities exchange or seek quotation of the notes on the Nasdaq National Market. The underwriters have advised us that they presently intend to make a market in the notes as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any such market making may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

   We, our directors and executive officers and DuPont have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 90 days after the date of this prospectus, each of us will not, directly or indirectly:

  . Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  . Enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

   The restrictions in the previous paragraph do not apply to:

  .  The sale of the notes to the underwriters;

  .  The common stock issuable upon conversion of the notes;

  .  The sale of the shares in the concurrent common stock offering; and

  . Options granted or stock issued upon the exercise of outstanding stock options or otherwise pursuant to our stock incentive or employee stock purchase plans.

   In order to facilitate the offering of the notes, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes or the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the notes for their own account. In addition, to cover over-allotments or to stabilize the price of the notes or the common stock, the underwriters may bid for, and purchase, the notes or shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the notes in the offering, if the syndicate repurchases previously distributed notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the notes or the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   From time to time, certain of the underwriters have provided, and may continue to provide, investment banking services to us and DuPont.

   We, DuPont and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   The validity of the notes and common stock into which the notes are convertible will be passed upon for us by Brobeck, Phleger & Harrison LLP, Austin, Texas. The validity of the guarantees will be passed upon for DuPont by its Senior Counsel. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

   The financial statements of Dupont Photomasks as of June 30, 1998 and 1999, and for each of the three years in the period ended June 30, 1999, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

   The financial statements of DuPont incorporated in this prospectus by reference to DuPont's Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   DuPont Photomasks and DuPont file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read this information at the SEC's public reference rooms at the following locations:

  Public Reference Room     North East Regional     Midwest Regional Office
 450 Fifth Street, N.W.           Office            500 West Madison Street
        Room 1024          7 World Trade Center           Suite 1400
  Washington, D.C. 20549        Suite 1300          Chicago, Illinois 60661
                         New York, New York 10048

   Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024,Washington, D.C. 20549, at prescribed rates. Filings are also available to the public at the SEC's web site at http://www.sec.gov.

   You may also inspect reports, proxy statements and other information about DuPont Photomasks at the offices of The Nasdaq Stock Market, Inc. National Market System, 1735 K Street, N.W., Washington, D.C. 20006-1500, and about DuPont at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   The SEC allows DuPont Photomasks and DuPont to "incorporate by reference" information into this prospectus. This means that companies can disclose important information to you by referring you to those documents filed separately with the SEC. The information incorporated by reference in this prospectus is considered to be part of this prospectus, and later information filed with the SEC or contained in this prospectus updates and supersedes this information. This prospectus incorporates by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed:

  DUPONT PHOTOMASKS SEC FILINGS

    .  Our Annual Report on Form 10-K for the fiscal year ended June 30,
       1999;

    . Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 1999, December 31, 1999 and March 31, 2000;

    .  Our Current Reports on Form 8-K dated May 2, 2000 and June 5, 2000;
       and

    . The description of the common stock contained in our Form 8-A/A (file no. 0-20839), filed on June 23, 2000 under Section 12(g) of the Securities Exchange Act of 1934.

  DUPONT SEC FILINGS

    . DuPont's Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

    . DuPont's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000; and

    . DuPont's Current Reports on Form 8-K dated April 25, 2000, April 26, 2000 and June 29, 2000.

   Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this prospectus. You can obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

        DUPONT PHOTOMASKS, INC.          E. I. DU PONT DE NEMOURS & COMPANY
     Attention: Investor Relations
      131 Old Settlers Boulevard              Attention: Treasury
                                                 1007 Market Street
        Round Rock, Texas 78664                 Wilmington, DE 19898
       Telephone: (512) 310-6559              Telephone: (302) 774-1000

                            DUPONT PHOTOMASKS, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Accountants........................................   F-2
Income Statement for the three years ended June 30, 1999.................   F-3
Balance Sheet at June 30, 1998 and 1999..................................   F-4
Statement of Cash Flows for the three years ended June 30, 1999..........   F-5
Notes to Financial Statements............................................   F-6
Income Statement for the nine months ended March 31, 1999 and 2000         F-16
 (unaudited).............................................................
Balance Sheet at June 30, 1999 and March 31, 2000 (unaudited)............  F-17
Statement of Cash Flows for the nine months ended March 31, 1999 and 2000  F-18
 (unaudited).............................................................
Notes to Financial Statements (unaudited)................................  F-19

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of DuPont Photomasks, Inc.

   In our opinion, the accompanying balance sheet and the related income statement and statement of cash flows present fairly, in all material respects, the financial position of DuPont Photomasks, Inc. and its subsidiaries at June 30, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Austin, Texas
July 27, 1999

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                                INCOME STATEMENT
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                  YEAR ENDED JUNE 30,
                                            ----------------------------------
                                               1997        1998        1999
                                            ----------  ----------  ----------
Sales.....................................  $  261,185  $  271,591  $  264,015
Cost of goods sold........................     163,319     179,369     187,427
Selling, general and administrative ex-
 pense....................................      31,611      29,509      33,944
Research and development expense..........      12,372      12,714      16,835
                                            ----------  ----------  ----------
Operating profit..........................      53,883      49,999      25,809
Other income (expense)....................       1,284         (27)       (717)
                                            ----------  ----------  ----------
Income before income taxes, minority in-
 terest and extraordinary item............      55,167      49,972      25,092
Provision for income taxes................      19,308      17,127       7,763
                                            ----------  ----------  ----------
Income before minority interest and ex-
 traordinary item.........................      35,859      32,845      17,329
Minority interest in (income) loss of
 joint ventures...........................         903         687         (59)
                                            ----------  ----------  ----------
Income before extraordinary item..........      36,762      33,532      17,270
Extraordinary item........................     (22,242)        --          --
                                            ----------  ----------  ----------
Net income................................  $   59,004  $   33,532  $   17,270
                                            ==========  ==========  ==========
Basic earnings per share before extraordi-
 nary item................................  $     2.44  $     2.21  $     1.13
Extraordinary item........................       (1.47)        --          --
                                            ----------  ----------  ----------
Basic earnings per share..................  $     3.91  $     2.21  $     1.13
                                            ==========  ==========  ==========
Basic weighted average shares outstand-
 ing......................................  15,100,521  15,179,596  15,299,339
                                            ==========  ==========  ==========
Diluted earnings per share before extraor-
 dinary item..............................  $     2.37  $     2.15  $     1.09
Extraordinary item........................       (1.43)        --          --
                                            ----------  ----------  ----------
Diluted earnings per share................  $     3.80  $     2.15  $     1.09
                                            ==========  ==========  ==========
Diluted weighted average shares outstand-
 ing......................................  15,520,239  15,612,234  15,780,181
                                            ==========  ==========  ==========


         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                                 BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)

                                                                  JUNE 30,
                                                              -----------------
                                                                1998     1999
                                                              -------- --------
                           ASSETS
Current assets:
  Cash and cash equivalents.................................. $ 19,688 $ 61,311
  Accounts receivable, trade.................................   47,471   45,272
  Accounts receivable, related parties.......................    3,349    1,388
  Inventories................................................   18,236   12,707
  Deferred income taxes......................................    6,389    9,547
  Prepaid expenses and other current assets..................    6,574    9,421
                                                              -------- --------
    Total current assets.....................................  101,707  139,646
Property and equipment.......................................  244,650  312,240
Accounts receivable, related parties.........................    1,106    1,324
Deferred income taxes........................................    2,221    3,596
Other assets, net............................................    2,295   23,600
                                                              -------- --------
    Total assets............................................. $351,979 $480,406
                                                              ======== ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable, trade.................................... $ 30,197 $ 34,563
  Accounts payable, related parties..........................   10,391    1,742
  Short-term borrowings......................................    2,143    2,702
  Income taxes payable.......................................    1,828    5,179
  Other accrued liabilities..................................   24,096   24,326
                                                              -------- --------
    Total current liabilities................................   68,655   68,512
Long-term borrowings.........................................    7,519    4,659
Long-term borrowings, related parties........................    9,000  100,000
Deferred income taxes........................................   12,048   13,644
Other liabilities............................................    1,800    2,837
Minority interest in net assets of joint ventures............      --    16,453
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value; 25,000,000 shares authorized;
   15,258,722 and 15,332,282 issued and outstanding..........      152      153
  Additional paid-in capital.................................  160,269  164,342
  Retained earnings..........................................   92,536  109,806
                                                              -------- --------
    Total liabilities and stockholders' equity............... $351,979 $480,406
                                                              ======== ========

         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                   YEAR ENDED JUNE 30,
                                                              --------------------------------
                                                                1997       1998        1999
                                                              --------  ----------  ----------
Cash flows from operating activities:
  Net income................................................. $ 59,004  $   33,532  $   17,270
  Adjustments to reconcile net income to net cash provided by operations:
    Depreciation and amortization............................   26,593      31,869      41,784
    Other....................................................     (494)      1,764        (926)
    Gain.....................................................  (34,219)        --          --
    Cash provided (used) by changes in assets and liabilities
      Accounts receivable....................................   (6,945)    (10,309)      5,048
      Inventories............................................   (5,444)     (1,747)      6,370
      Prepaid expenses and other current assets..............   (5,038)      2,641      (1,785)
      Accounts payable.......................................    2,470      27,336      (3,226)
      Other accrued liabilities..............................    5,814       2,828         510
                                                              --------  ----------  ----------
        Net cash provided by operating activities............   41,741      87,914      65,045
                                                              --------  ----------  ----------
Cash flows from investing activities:
  Capital expenditures.......................................  (51,057)   (100,200)    (87,772)
  Payments for acquisitions..................................      --      (28,344)    (40,355)
  Proceeds from sale of investment...........................   39,219         --          --
                                                              --------  ----------  ----------
        Net cash used in investing activities................  (11,838)  (128,544)   (128,127)
                                                              --------  ----------  ----------
Cash flows from financing activities:
  Increase in borrowings.....................................    2,394       8,739      88,650
  Net proceeds from issuance of common stock.................       61       1,174       1,202
  Increase in minority interest in net assets of joint
   ventures..................................................      --          --       16,394
                                                              --------  ----------  ----------
        Net cash provided by financing activities............    2,455       9,913     106,246
                                                              --------  ----------  ----------
Effect of exchange rate changes on cash......................   (1,186)       (946)     (1,541)
                                                              --------  ----------  ----------
Net increase (decrease) in cash and cash equivalents.........   31,172     (31,663)     41,623
Cash and cash equivalents at beginning of year...............   20,179      51,351      19,688
                                                              --------  ----------  ----------
Cash and cash equivalents at end of year..................... $ 51,351  $   19,688  $   61,311
                                                              ========  ==========  ==========


         The accompanying notes are an integral part of this statement.

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS
                            (DOLLARS IN THOUSANDS)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Basis of Presentation: Our financial statements include the accounts of DuPont Photomasks, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Our principal business is the manufacture and sale of photomasks, high-purity quartz or glass plates containing precision microscopic images of integrated circuits, to semiconductor manufacturers.

   Revenue Recognition: Sales and related costs of goods sold are included in income when goods are shipped to our customers. Provision is made for estimated sales returns.

   Cash and Cash Equivalents: Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

   Inventories: Inventories, primarily raw materials, are valued at the lower of average cost or market.

   Property and Equipment: Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets. The gross value of property and equipment and related accumulated depreciation are eliminated at the date of disposal and the resulting gain or loss is included in income. Maintenance and repairs are charged to operations; replacements and betterments are capitalized. The future economic benefit of property and equipment is reviewed periodically through an undiscounted cash flow analysis to determine if an impairment has occurred.

   Intangible Assets: Intangible assets are amortized using the straight-line method over their estimated useful lives of five to seven years. Net intangible assets were $1,750 and $22,409 at June 30, 1998 and 1999 and are included in other assets. The future economic benefit of intangible assets is reviewed periodically through an undiscounted cash flow analysis to determine if an impairment has occurred.

   Research and Development: Research and development costs are expensed as incurred. Further, we participate in the DPI Reticle Technology Center, a joint venture for advanced photomask development and fabrication of leading-edge photomasks. Our share of the results of this equity method investee are reflected as research and development expense.

   Non-U.S. Currencies: We have determined that the U.S. Dollar is the functional currency of our worldwide operations. Accounts denominated in non-U.S. currencies are remeasured into U.S. Dollars and the resulting exchange gains and losses are included in income in the period they occur. Exchange gains and losses are recorded net of the impact of hedging activities designed to reduce exchange rate exposure. We have entered into Korean Won, French Franc, German Mark, Japanese Yen and Singapore Dollar forward contracts designed to reduce our exchange rate exposure. At June 30, 1999, we held forward contracts with a notional amount of approximately $2,300, a carrying amount of approximately $2,500 and an unrealized loss of approximately $200.

   Income Taxes: We account for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, all expected future events are considered other than enactments of changes in tax laws or rates. Valuation allowances are established as necessary to reduce deferred tax assets to their expected realizable value. Certain of our operations in Asia are subject to government granted tax exemptions.

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires us to make estimates and assumptions, based upon all known facts and circumstances, that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Reclassifications: Certain prior year balances have been reclassified to conform to 1999 presentation.

   New Accounting Pronouncements: In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, or SFAS, No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, with earlier application encouraged. We do not expect that the adoption of SFAS No. 133 will have a material adverse impact on our financial position or results of operations.

   In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 which summarizes certain of the staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We anticipate that adoption will be no later than the fiscal quarter ending June 30, 2001. We are currently evaluating the impact of this Bulletin, but do not expect that its adoption will have a material adverse impact on our financial position or results of operations.

   In April 2000, the Financial Accounting Standards Board issued Financial Interpretation Number 44, or FIN 44, "Accounting for Certain Transactions involving stock compensation--an interpretation of Accounting Principles Board No. 25." FIN 44 clarifies the application of Opinion No. 25. We do not expect that the adoption of FIN 44 will have a material adverse impact on our financial position or results of operations.

2. ACQUISITIONS

   In March 1998, we entered into a strategic alliance with Hyundai whereby we purchased selected photomask manufacturing equipment located at Hyundai's captive photomask manufacturing facility in Korea and entered into a five-year supply agreement. We acquired, through our Korean subsidiary, approximately $28,800 of equipment and approximately $1,000 in inventory. Consideration for the assets was principally cash, and was partially financed by $24,000 in borrowings under our credit facility with DuPont.

   In November 1998, we completed the acquisition of Hewlett-Packard's photomask manufacturing organization. The acquisition included the purchase of equipment, the purchase of inventory, the execution of a supply agreement, the execution of a technology license agreement and the hiring of employees in the Hewlett-Packard photomask manufacturing organization. Consideration for the acquisition was approximately $39,000 in cash, one half of which was paid at closing and one half of which was paid in February 1999. The cash payments were funded with borrowings under our credit facility with DuPont. Approximately $23,600 has been assigned to intangible assets.

3. RELATED PARTY TRANSACTIONS

   Effective January 1996, we entered into several transitional agreements with DuPont. Charges for services under these agreements were $3,944 for 1997, $3,072 for 1998 and $2,375 for 1999. Amounts charged to us for functions and services provided by DuPont are principally included in general and administrative expense.

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


   We owned 1,025,640 shares of Etec Systems common stock until January 1997. Etec Systems is our principal supplier of electron beam and laser beam systems. In January 1997, we sold the entire investment. Aggregate net proceeds from the sale of $39,219 were used in operations. We realized a $34,219 gain on the sale. The related provision for income taxes was $11,977.

   Accounts receivable, related parties includes receivables from our employees of $1,154 (Current $48, Non-Current $1,106) and $1,384 (Current $60, Non-Current $1,324) at June 30, 1998 and 1999 which relate principally to housing and automobile loans to our non-U.S. employees. The remainder represents receivables for goods sold to various DuPont entities and other related parties and amounts due us under our tax indemnification agreement with DuPont and the transitional agreements with DuPont. Sales to related parties, including the DPI Reticle Technology Center and various DuPont entities who serve as resellers for us, were $8,764, $10,933 and $7,056 for the years ended June 30, 1997, 1998 and 1999.

   Accounts payable, related parties represents payables to DuPont for payroll and benefits paid by DuPont on our behalf and billed on a one-month-lag basis and amounts payable under the transitional agreements with DuPont. In August 1996, we paid $1,785 in settlement of certain amounts payable to DuPont at June 30, 1996 and DuPont contributed $3,745 of its remaining outstanding receivable to us as an equity contribution.

4. ACCOUNTS RECEIVABLE, TRADE

   Essentially all of our sales are to customers in the semiconductor manufacturing industry. We assess the financial strength of our customers before extending credit to reduce the risk of loss as we generally do not require collateral. Two of our customers each represented more than 10% of our sales in 1997, and, in the aggregate, these two customers represented approximately twenty-two percent of sales in the year. Two of our customers each represented more than ten percent of sales in 1998 and, in the aggregate, these two customers represented approximately twenty-seven percent of sales in the year. Two of our customers each represented more than ten percent of sales in 1999 and, in the aggregate, these two customers represented approximately twenty-two percent of sales in the year.

5. PROPERTY AND EQUIPMENT

   Property and equipment consist of the following:

                                                                JUNE 30,
                                          ESTIMATED USEFUL --------------------
                                               LIVES         1998       1999
                                          ---------------- ---------  ---------
     Construction-in-progress...........                   $  64,221  $  80,140
     Land...............................                       5,932      5,932
     Buildings..........................   10 to 20 years     76,775     85,735
     Equipment..........................    3 to 7 years     313,010    384,037
                                                           ---------  ---------
                                                             459,938    555,844
     Less: accumulated depreciation.....                    (215,288)  (243,604)
                                                           ---------  ---------
     Property and equipment.............                   $ 244,650  $ 312,240
                                                           =========  =========

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


6. OTHER ACCRUED LIABILITIES

   Other accrued liabilities consist of the following:

                                                                  JUNE 30,
                                                              ------------------
                                                               1998      1999
                                                              -------  ---------
   Accrued vacation pay.....................................  $ 3,180   $ 3,409
   Accrued compensation and benefits........................    7,483    11,122
   Other....................................................   13,433     9,795
                                                              -------   -------
   Other accrued liabilities................................  $24,096   $24,326
                                                              =======   =======

7. BORROWINGS

   Borrowings consist of the following:

                                                                  JUNE 30,
                                                              ------------------
                                                               1998      1999
                                                              -------  ---------
   Capital lease obligations................................  $ 2,374   $ 2,162
   5.625% bank borrowings due 1999 through 2001.............    4,500     3,750
   Other bank borrowings due 1999 through 2000..............    2,788     1,449
                                                              -------   -------
                                                                9,662     7,361
     Less: short-term borrowings............................   (2,143)   (2,702)
                                                              -------   -------
   Long-term borrowings.....................................  $ 7,519   $ 4,659
                                                              =======   =======

8. LEASES

   Minimum lease payments for years ending June 30 are as follows:

                                                              CAPITAL  OPERATING
                                                              LEASES    LEASES
                                                              -------  ---------
   2000.....................................................  $   277   $ 1,111
   2001.....................................................      277     1,125
   2002.....................................................      277       465
   2003.....................................................      243       281
   2004.....................................................      224       281
   Thereafter...............................................    2,034     1,654
                                                              -------   -------
     Minimum lease payments.................................    3,332   $ 4,917
                                                                        =======
       Less: interest.......................................   (1,170)
                                                              -------
   Present value of minimum lease payments..................  $ 2,162
                                                              =======

9. CREDIT AGREEMENT

   We have entered into a credit agreement with DuPont pursuant to which DuPont originally agreed to provide a credit facility to us in an aggregate amount of $100,000. This credit facility expires in 2001 and any loans thereunder will bear interest at LIBOR plus 0.25% per annum. At our option, advances under this credit facility are convertible into term loans with maturities up to seven years. We had borrowed a maximum of $69,000 under

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

this credit facility and, at June 30, 1999, no borrowings were outstanding under this credit facility. We have amended our credit agreement with DuPont to add a second credit facility with an additional borrowing capacity of $100,000. The new credit facility has a term of three years and outstanding amounts bear interest at 0.25% per annum for the first two years and LIBOR plus 0.25% per annum for the third year. We have borrowed a maximum of $100,000 under this credit facility and, at June 30, 1999, borrowings of $100,000 were outstanding under this credit facility. The amounts loaned under the amended credit agreement are unsecured and the amended credit agreement contains various representations, covenants and events of default. For example, the amended credit agreement provides that, without DuPont's prior written consent, we will not incur, create, assume or permit to exist any indebtedness, including guarantees on indebtedness, in addition to the indebtedness under the amended credit agreement.

10. STOCKHOLDERS' EQUITY

   Stockholders' equity at June 30 is as follows:

                                                          ACCUMULATED
                                              ADDITIONAL     OTHER
                                       COMMON  PAID-IN   COMPREHENSIVE RETAINED
                                       STOCK   CAPITAL      INCOME     EARNINGS
                                       ------ ---------- ------------- --------
     Balance at 1996..................  $151   $152,880    $ 11,583         --
   Contribution of capital............   --       3,745         --          --
   Issuance of common stock...........   --         117         --          --
   Unrealized holding gain............   --         --       10,659         --
   Sale of investment.................   --         --      (22,242)        --
   Net income.........................   --         --          --     $ 59,004
                                        ----   --------    --------    --------
     Balance at 1997..................   151    156,742         --       59,004
   Issuance of common stock...........     1      3,527         --          --
   Net income.........................   --         --          --       33,532
                                        ----   --------    --------    --------
     Balance at 1998..................   152    160,269         --       92,536
   Contribution of capital............   --       2,442         --          --
   Issuance of common stock...........     1      1,631         --          --
   Net income.........................   --         --          --       17,270
                                        ----   --------    --------    --------
     Balance at 1999..................  $153   $164,342    $    --     $109,806
                                        ====   ========    ========    ========

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

11. STOCK PLANS

   We have several stock performance plans whereby options to purchase shares of common stock or shares of restricted stock have been or can be granted to directors, officers, employees and consultants. Generally, option exercise prices are equal to the fair market value at the date of grant. Restricted stock grants do not require the payment of any cash consideration by the recipient. Matters such as vesting periods and expirations are determined on a plan-by-plan or grant-by-grant basis. Additionally, we maintain a qualified employee stock purchase plan that permits substantially all of our U.S. employees to purchase shares of our common stock. A summary of stock option activity is as follows:

                                 1997               1998                1999
                          ------------------ ------------------- --------------------
                                    WEIGHTED            WEIGHTED             WEIGHTED
                                    AVERAGE             AVERAGE              AVERAGE
                          NUMBER OF EXERCISE NUMBER OF  EXERCISE NUMBER OF   EXERCISE
                           SHARES    PRICE    SHARES     PRICE     SHARES     PRICE
                          --------- -------- ---------  -------- ----------  --------
Balance at beginning of
 year...................   953,784   $17.00    990,544   $18.07   1,403,514   $30.27
Options granted.........    86,976   $29.21    507,983   $52.10   1,722,485   $28.45
Options forfeited.......   (46,640)  $17.00    (26,930)  $27.67  (1,053,047)  $39.69
Options exercised.......    (3,576)  $17.00    (68,083)  $17.24     (68,816)  $17.47
                           -------           ---------           ----------
Balance at end of year..   990,544   $18.07  1,403,514   $30.27   2,004,136   $24.19
                           =======           =========           ==========
Exercisable at end of
 year...................   223,210   $17.00    396,063   $17.64     578,504   $18.89

   Additional information related to stock options at June 30, 1999 is as follows:

                                                                   OPTIONS
                                      OPTIONS OUTSTANDING        EXERCISABLE
                                  --------------------------- ------------------
                                            WEIGHTED WEIGHTED           WEIGHTED
                                            AVERAGE  AVERAGE            AVERAGE
                                  NUMBER OF EXERCISE   LIFE   NUMBER OF EXERCISE
   EXERCISE PRICE RANGE            SHARES    PRICE    (YEARS)  SHARES    PRICE
   --------------------           --------- -------- -------- --------- --------
   $17.00........................  761,113   $17.00    7.0     543,841   $17.00
   $23.25 to $33.69..............  971,673   $23.77    9.2         --       --
   $35.37 to $49.37..............  179,700   $41.81    9.4      11,750   $39.05
   $52.75 to $71.56..............   91,650   $53.47    8.1      22,913   $53.47

   A summary of restricted stock grant activity is as follows:

                                 1997                1998                1999
                          ------------------- ------------------- -------------------
                                     MARKET              MARKET              MARKET
                          NUMBER OF   VALUE   NUMBER OF   VALUE   NUMBER OF   VALUE
                           SHARES   PER SHARE  SHARES   PER SHARE  SHARES   PER SHARE
                          --------- --------- --------- --------- --------- ---------
Balance at beginning of
 year...................   94,913    $17.00     89,060   $17.54     4,744    $27.16
Restricted stock grant-
 ed.....................    4,744    $27.16      1,755   $17.00     1,709    $35.12
Restricted stock for-
 feited.................   (9,605)   $17.00        --       --        --        --
Restricted stock is-
 sued...................     (992)   $17.00    (86,071)  $17.00    (4,744)   $27.16
                           ------              -------             ------
Balance at end of year..   89,060    $17.54      4,744   $27.16     1,709    $35.12
                           ======              =======             ======

   On September 21, 1998, our Board of Directors approved a resolution authorizing the re-pricing of substantially all of our then outstanding employee stock options, both vested and unvested, issued under our various stock performance plans with an exercise price in excess of $23.25. As part of the re-pricing, the ten year term of the options and the four year vesting period were restarted as of September 21, 1998 and the exercise price on the options was revised to $23.25. This resolution resulted in the re-pricing of 968,993 options.

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


   At June 30, 1999, there were 3,699,177 shares reserved for future grant or issuance under our stock plans. We apply APB 25 and its related interpretations in accounting for our stock plans. The weighted average fair values of stock options granted in 1997, 1998 and 1999 were $16.16, $31.65 and $21.16. The weighted average fair values were determined using the Black-Scholes option-pricing model with the following assumptions: a risk-free interest rate of 6.5% for 1997, a risk-free interest rate of 5.5% for 1998 and a risk free rate of interest of 5.0% for 1999; no dividend yield; expected term of five years and volatility of 58% for 1997, volatility of 68% for 1998 and volatility of 67% for 1999. Had compensation cost been determined based on the fair value of stock option awards at the date of grant, net income (diluted earnings per share) would have been $57,456, $29,577 and $10,739 ($3.76, $1.94 and $0.71) in 1997, 1998 and 1999.

12. PROVISION FOR INCOME TAXES

   The provision for income taxes consists of the following:

                                                      YEAR ENDED JUNE 30,
                                                    -------------------------
                                                     1997     1998     1999
                                                    -------  -------  -------
     Current:
       Federal..................................... $25,819  $ 8,909  $ 5,809
       State.......................................     787    1,023    1,410
       Non-U.S.....................................   4,679    4,320      904
     Deferred:
       Federal.....................................  (1,039)   1,353     (443)
       State.......................................     (59)     155     (106)
       Non-U.S.....................................   1,098    1,367      189
                                                    -------  -------  -------
     Provision for income taxes.................... $31,285  $17,127  $ 7,763
                                                    =======  =======  =======

   The provision for income taxes differs from the amount computed by applying the federal statutory rate as a result of the following:

                                                      YEAR ENDED JUNE 30,
                                                    -------------------------
                                                     1997     1998     1999
                                                    -------  -------  -------
     Tax at 35% statutory federal tax rate......... $31,285  $17,490  $ 8,762
     Higher effective tax rate on non-U.S. opera-
      tions........................................   2,158    1,752    1,460
     Tax exemptions................................  (4,809)  (5,870)  (4,987)
     Change in valuation allowance.................    (243)     --     1,997
     State taxes, net of federal...................     633    1,258      675
     Other.........................................   2,261    2,497     (144)
                                                    -------  -------  -------
     Provision for income taxes.................... $31,285  $17,127  $ 7,763
                                                    =======  =======  =======

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


   Deferred tax assets (liabilities) consist of the following:

                                                                      JUNE 30,
                                                                        1999
                                                                      --------
     Deferred tax assets:
       Inventories................................................... $    980
       Depreciation..................................................    1,948
       Accrued liabilities...........................................    4,753
       Credit facility...............................................    2,442
       Other.........................................................    5,070
                                                                      --------
         Deferred tax assets.........................................   15,193
                                                                      --------
     Deferred tax liabilities:
       Depreciation..................................................   (8,015)
       Other.........................................................   (5,682)
                                                                      --------
         Deferred tax liabilities....................................  (13,697)
                                                                      --------
         Valuation allowance.........................................   (1,997)
                                                                      --------
         Deferred income taxes....................................... $   (501)
                                                                      ========

   We have entered into a tax indemnification agreement with DuPont. The amount due from DuPont under the tax indemnification agreement was $571 at June 30, 1998. We have a capital loss carryforward of $18,513. Benefit from this carryforward, if and when realized, is payable to DuPont under the tax indemnification agreement.

   We recorded the deferred tax benefit arising from our second credit facility with DuPont as a contribution of capital. Undistributed earnings of certain subsidiaries are considered indefinitely reinvested. We have not provided deferred tax liabilities for additional income taxes that would result from repatriation of these earnings.

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)


13. SEGMENT INFORMATION

   In accordance with FAS 131, segment information as of or for the years ended June 30 is as follows:


                                      UNITED STATES EUROPE     ASIA    TOTAL
                                      ------------- -------  -------- --------
   1997
   Sales.............................   $145,621    $62,988  $ 52,576 $261,185
   Transfers between geographic
    areas............................     21,973      1,019       649      --
                                        --------    -------  -------- --------
                                         167,594     64,007    53,225  261,185
                                        ========    =======  ======== ========
   Net income........................     38,836      9,037    11,131   59,004
   Identifiable assets...............    151,293     50,877    89,409  291,579

   1998
   Sales.............................   $152,213    $66,953  $ 52,425 $271,591
   Transfers between geographic
    areas............................     22,654      2,002       603      --
                                        --------    -------  -------- --------
                                         174,867     68,955    53,028  271,591
                                        ========    =======  ======== ========
   Net income........................     13,808      5,702    14,022   33,532
   Identifiable assets...............    164,699     71,618   115,662  351,979

   1999
   Sales.............................   $157,401    $51,783  $ 54,831 $264,015
   Transfers between geographic
    areas............................     20,429      2,615     6,482      --
                                        --------    -------  -------- --------
                                         177,830     54,398    61,313  264,015
                                        ========    =======  ======== ========
   Net income (loss).................      7,322     (1,861)   11,809   17,270
   Identifiable assets...............    257,953     74,365   148,088  480,406

   Sales outside the United States of products manufactured in and exported from the United States are not significant. Products are transferred between geographic areas on a basis intended to approximate the market value of such products.

14. COMMITMENTS AND CONTINGENCIES

   We are undertaking a significant global expansion to support the future growth of our business. We have established a joint venture with UMC Group to produce photomasks in Taiwan. We also began construction on a new photomask production facility in Gresham, Oregon that we subsequently and indefinitely delayed. If additional capacity were to be needed, we could complete the Gresham facility within approximately six months. In addition, we began construction of a photomask production facility in Singapore.

   We have entered into an agreement with Etec Systems to upgrade our existing MEBES(R) electron-beam pattern generation tools. The hardware and software upgrades will enhance the capability of the tools while simultaneously increasing the speed at which they operate. As part of the agreement, Etec Systems purchased the use of technology developed by us. The tools to be upgraded currently reside throughout our integrated network of production facilities.

   We have various purchase commitments incidental to the normal course of business including non-refundable deposits to purchase equipment. In the aggregate, such commitments are not at prices in excess of

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            (DOLLARS IN THOUSANDS)

current market. We are subject to litigation in the normal course of business. We believe the effect, if any, of an unfavorable settlement of such litigation would not have a material adverse effect on our financial position, results of operations, cash flows or liquidity.

15. UNAUDITED QUARTERLY FINANCIAL DATA

   Unaudited quarterly financial data for 1998 and 1999 is as follows:

                                                      QUARTER
                                    -------------------------------------------
                                      FIRST      SECOND     THIRD      FOURTH
                                    ---------- ---------- ---------- ----------
   1998
   Sales..........................  $   68,809 $   67,328 $   67,563 $   67,891
   Operating profit...............      13,488     11,691     11,961     12,859
   Net income.....................       9,203      8,261      7,785      8,283
   Basic earnings per share.......        0.61       0.54       0.51       0.54
   Diluted earnings per share.....        0.59       0.53       0.50       0.53
   Basic weighted average shares
    outstanding...................  15,129,611 15,165,132 15,167,645 15,255,996
   Diluted weighted average shares
    outstanding...................  15,684,990 15,605,359 15,554,304 15,604,281

   1999
   Sales..........................  $   60,995 $   61,877 $   67,159 $   73,984
   Operating profit...............       5,200      5,567      6,509      8,533
   Net income.....................       3,280      3,127      4,455      6,408
   Basic earnings per share.......        0.21       0.20       0.29       0.42
   Diluted earnings per share.....        0.21       0.20       0.28       0.40
   Basic weighted average shares
    outstanding...................  15,275,126 15,296,222 15,307,852 15,318,156
   Diluted weighted average shares
    outstanding...................  15,613,591 15,669,911 15,918,677 15,918,672

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                                INCOME STATEMENT
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                          NINE MONTHS ENDED
                                                              MARCH 31,
                                                        ----------------------
                                                           1999        2000
                                                        ----------  ----------
Sales.................................................. $  190,031  $  234,673
Cost of goods sold.....................................    135,897     163,866
Selling, general and administrative expense............     24,552      28,143
Research and development expense.......................     12,306      16,497
                                                        ----------  ----------
Operating profit.......................................     17,276      26,167
Other income (expense).................................     (1,691)        286
                                                        ----------  ----------
Income before income taxes and minority interest.......     15,585      26,453
Provision for income taxes.............................      4,881       7,000
                                                        ----------  ----------
Income before minority interest........................     10,704      19,453
Minority interest in (income) loss of joint ventures...        158      (1,452)
                                                        ----------  ----------
Net income............................................. $   10,862  $   18,001
                                                        ==========  ==========
Basic earnings per share...............................      $0.71       $1.16
                                                        ==========  ==========
Basic weighted average shares outstanding.............. 15,293,067  15,493,481
                                                        ==========  ==========
Diluted earnings per share.............................      $0.69       $1.12
                                                        ==========  ==========
Diluted weighted average shares outstanding............ 15,734,017  16,143,336
                                                        ==========  ==========



         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                                 BALANCE SHEET
                (DOLLARS IN THOUSANDS, EXCEPT PAR VALUE AMOUNTS)

                                                          JUNE 30,  MARCH 31,
                                                            1999       2000
                                                          --------  ----------
                         ASSETS                           (AUDITED) (UNAUDITED)
Current assets:
  Cash and cash equivalents.............................. $ 61,311   $ 29,588
  Accounts receivable, trade.............................   45,272     56,773
  Accounts receivable, related parties...................    1,388      2,273
  Inventories............................................   12,707     14,960
  Deferred income taxes..................................    9,547      9,054
  Prepaid expenses and other current assets..............    9,421     10,624
                                                          --------   --------
    Total current assets.................................  139,646    123,272
  Property and equipment.................................  312,240    392,781
  Accounts receivable, related parties...................    1,324      1,341
  Deferred income taxes..................................    3,596      4,657
  Other assets...........................................   23,600     42,001
                                                          --------   --------
    Total assets......................................... $480,406   $564,052
                                                          ========   ========

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable, trade................................ $ 34,563   $ 49,618
  Accounts payable, related parties......................    1,742      1,864
  Short-term borrowings..................................    2,702      4,701
  Income taxes payable...................................    5,179      4,447
  Other accrued liabilities..............................   24,326     29,190
                                                          --------   --------
    Total current liabilities............................   68,512     89,820
Long-term borrowings.....................................    4,659      2,408
Long-term borrowings, related parties....................  100,000    112,000
Deferred income taxes....................................   13,644     14,166
Other liabilities........................................    2,837     15,483
Minority interest in net assets of joint ventures........   16,453     27,349
                                                          --------   --------
Total liabilities........................................  206,105    261,226
                                                          --------   --------
Commitments and contingencies
Stockholders' equity:
  Common stock, $.01 par value; 100,000,000 shares
   authorized;
   15,332,282 and 15,687,438 issued and outstanding......      153        157
  Additional paid-in capital.............................  164,342    174,862
  Retained earnings......................................  109,806    127,807
                                                          --------   --------
    Total stockholders' equity...........................  274,301    302,826
                                                          --------   --------
    Total liabilities and stockholders' equity........... $480,406   $564,052
                                                          ========   ========

         The accompanying notes are an integral part of this statement.

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                            STATEMENT OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                           NINE MONTHS ENDED
                                                               MARCH 31,
                                                          --------------------
                                                            1999       2000
                                                          ---------  ---------
Cash flows from operating activities:
  Net income............................................  $  10,862  $  18,001
  Adjustments to reconcile net income to net cash pro-
   vided by operating activities:
    Depreciation and amortization.......................     29,284     42,259
    Other...............................................     (1,505)     1,145
    Cash provided (used) by changes in assets and lia-
     bilities:
      Accounts receivable...............................      3,578    (11,750)
      Inventories.......................................      4,198     (1,635)
      Prepaid expenses and other current assets.........     (4,264)    (1,707)
      Accounts payable..................................    (12,757)     8,394
      Other accrued liabilities.........................      2,518      2,542
                                                          ---------  ---------
        Net cash provided by operating activities.......     31,914     57,249
                                                          ---------  ---------
Cash flows from investing activities:
  Capital expenditures..................................    (63,926)  (106,970)
  Payments for acquisitions.............................    (40,355)   (10,025)
                                                          ---------  ---------
        Net cash used in investing activities...........   (104,281)  (116,995)
                                                          ---------  ---------
Cash flows from financing activities:
  Increase in borrowings................................     88,253     11,813
  Proceeds from issuance of common stock................        876      7,495
  Increase in minority interest in net assets of joint
   ventures.............................................     16,394      9,442
                                                          ---------  ---------
        Net cash provided by financing activities.......    105,523     28,750
                                                          ---------  ---------
Effect of exchange rate changes on cash.................     (1,669)      (727)
                                                          ---------  ---------
Net increase (decrease) in cash and cash equivalents....     31,487    (31,723)
Cash and cash equivalents at beginning of period........     19,688     61,311
                                                          ---------  ---------
Cash and cash equivalents at end of period..............  $  51,175  $  29,588
                                                          =========  =========


         The accompanying notes are an integral part of this statement.

                   DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                         NOTES TO FINANCIAL STATEMENTS
                            (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

NOTE 1--BASIS OF PRESENTATION

   Our accompanying unaudited interim financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with our audited financial statements and accompanying notes thereto included in our 1999 Annual Report on Form 10-
K. Our unaudited interim financial statements include all adjustments, consisting only of normal recurring adjustments, which our management considers necessary for the fair presentation of the interim periods. Results for interim periods are not necessarily indicative of results for the year.

NOTE 2--INVENTORIES

   Inventories consist primarily of raw materials.

NOTE 3--SEGMENT INFORMATION

   In accordance with SFAS 131, segment information as of or for the nine months ended March 31 is as follows:

                                             UNITED
                                             STATES   EUROPE     ASIA    TOTAL
                                            -------- --------  -------- --------
1999
Sales...................................... $111,086 $ 39,525  $ 39,420 $190,031
  Transfers between geographic areas.......   14,574    1,967     1,202      --
                                            -------- --------  -------- --------
                                            $125,660 $ 41,492  $ 40,622 $190,031
                                            ======== ========  ======== ========
  Net income (loss)........................ $  6,237 $ (2,406) $  7,031 $ 10,862
  Identifiable assets......................  242,514   75,265   144,447  462,226

2000
Sales...................................... $139,457 $ 42,560  $ 52,656 $234,673
  Transfers between geographic areas.......   17,182    2,135    11,181      --
                                            -------- --------  -------- --------
                                            $156,639 $ 44,695  $ 63,837 $234,673
                                            ======== ========  ======== ========
  Net income (loss)........................ $  4,782 $   (583) $ 13,802 $ 18,001
  Identifiable assets......................  237,190  100,400   226,462  564,052

   Products are transferred between geographic areas on a basis intended to approximate the market value of such products.

NOTE 4--COMMITMENTS AND CONTINGENCIES

   We are constructing new photomask production facilities in Singapore and Corbeil-Essonnes, France. Additionally, construction of our photomask production facility in Gresham, Oregon has been delayed indefinitely. If additional capacity is needed, we can complete the Gresham facility within approximately six months.

   We have various purchase commitments incidental to the normal course of business including non-refundable deposits to purchase equipment. In the aggregate, such commitments are not at prices in excess of

                    DUPONT PHOTOMASKS, INC. AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

current market. We also have guaranteed a portion of certain equipment leases of the DPI Reticle Technology Center. Such leases are generally for four years and provide for payments not in excess of current market.

   We are subject to litigation in the normal course of business. We believe the effect, if any, of an unfavorable settlement of such litigation would not have a material adverse impact on our financial position, results of operations, cash flows or liquidity.

NOTE 5--ACQUISITION

   In December 1999, we acquired the photomask production equipment of IBM located in Corbeil-Essones, France. The acquisition included the purchase of equipment, the purchase of inventory, the execution of a supply agreement with IBM and the hiring of employees in the photomask manufacturing organization. Consideration for the acquisition was approximately $40 million. Approximately $23 million has been assigned to intangible assets.

                          DuPont Photomasks, Inc.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

   Capitalized terms used but not defined in this Part II to the registration statement shall have the respective meanings assigned to such terms in the prospectus which forms a part of this registration statement.

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by DuPont Photomasks, Inc. in connection with the registration of the debt securities and shares of common stock under the Securities Act of 1933. All amounts are estimates except the SEC registration fee and the NASD filing fee.

     SEC registration fee............................................. $ 26,400
     NASD filing fee..................................................   10,500
     Nasdaq National Market listing fee...............................   17,500
     Legal fees and expenses..........................................  120,000
     Accounting fees and expenses.....................................   35,000
     Printing expenses................................................  160,000
     Miscellaneous....................................................   30,600
                                                                       --------
       Total.......................................................... $400,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Subsection (a) of Section 145 of the Delaware General Corporation Law, or DGCL, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

   Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

   Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any such action, suit or proceeding referred to in subsections (a) and (b) of
Section 145 or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that the indemnification provided for by Section 145 shall not be deemed exclusive of any other rights which the indemnified party may be entitled; that indemnification provided by
Section 145 shall, unless otherwise
provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person's heirs, executors and administrators; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

   Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of the director:

  . For any breach of the director's duty of loyalty to the corporation or its stockholders;

  . For acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  Under Section 174 of the DGCL; or

  . For any transaction from which the director derived an improper personal benefit.

   Article Ninth of our Certificate of Incorporation, as amended and restated, provides that, to the fullest extent permitted by the DGCL, no director of our company shall be personally liable to our company or our stockholders for monetary damages for breach of fiduciary duty as a director.

   Article VII of our Bylaws, as amended, further provides that our company shall indemnify each of our directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of our company and, with respect to any criminal third party proceeding, had no reasonable cause to believe such conduct was unlawful.

   We have indemnification agreements with each of our directors and officers.

   We maintain officers' and directors' liability insurance.

   Pursuant to the Underwriting Agreement filed as Exhibit 1.1 hereto, the underwriters agree to indemnify, under certain conditions, our and DuPont's officers and directors and persons who control our company and DuPont within the meaning of the Securities Act of 1933 against certain liabilities.

ITEM 16. EXHIBITS.

   EXHIBIT
   NUMBER  DESCRIPTION
   ------- -----------
    1.1*   Form of Underwriting Agreement.
    4.1**  Specimen certificate for common stock.
    4.2*   Form of Indenture, between DuPont Photomasks, Inc. and Chase Bank of
           Texas, N.A., as trustee, including the form of   % Convertible
           Subordinated Notes due 2004 attached as Exhibit A thereto.
    5.1    Opinion of Brobeck, Phleger & Harrison LLP.
    5.2    Opinion of Senior Counsel to E. I. du Pont de Nemours and Company.
    8.1    Opinion of Brobeck, Phleger & Harrison LLP as to tax matters.
   11.1*** Earnings per share computation.
   12.1    Statement re: Computation of Ratios.
   23.1    Consent of PricewaterhouseCoopers LLP for DuPont Photomasks, Inc.
   23.2    Consent of PricewaterhouseCoopers LLP for E. I. du Pont de Nemours
           and Company.
   23.3    Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1 hereto).

   EXHIBIT
   NUMBER  DESCRIPTION
   ------- -----------
   23.4    Consent of Senior Counsel to E. I. du Pont de Nemours and Company
           (included in Exhibit 5.2 hereto).
   24.1*** Power of attorney.
   25.1    Form T-1 Statement of Eligibility and Qualification under the Trust
           Indenture Act of 1939, as amended, of Chase Bank of Texas, N.A., trustee under the Indenture.

--------

    * To be filed by amendment.

   ** Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (Registration Statement No. 333-3386) of DuPont Photomasks, Inc.

  *** Previously filed.

ITEM 17. UNDERTAKINGS.

   The Company hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the "Calculation of Registration Fee" table in the effective registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration statement or any material change to such information in the registration statement;

  provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Round Rock, State of Texas, on July 5, 2000.

                                          DUPONT PHOTOMASKS, INC.

                                          By:    /s/ Gerd Stoecker
                                             ----------------------------------

                                                     Gerd Stoecker

                                             Executive Vice President--Finance

                                              and Chief Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                 SIGNATURE                            TITLE                  DATE
                 ---------                            -----                  ----

                     *                      Chairman of the Board and    July 5, 2000
___________________________________________  Chief Executive Officer
              PETER S. KIRLIN                (principal executive
                                             officer)

                     *                      President, Chief Operating   July 5, 2000
___________________________________________  Officer and Director
             PRESTON M. ADCOX

             /s/ Gerd Stoecker              Executive Vice President--   July 5, 2000
___________________________________________  Finance and Chief
               GERD STOECKER                 Financial Officer
                                             (principal financial
                                             officer)

                     *                      Corporate Controller         July 5, 2000
___________________________________________  (principal accounting
            JEFFREY C. GEISSLER              officer)

                     *                      Director                     July 5, 2000
___________________________________________
               JOHN L. DOYLE

                     *                      Director                     July 5, 2000
___________________________________________
               JOHN W. HIMES

                                            Director
___________________________________________
              JOHN C. HODGSON

                     *                      Director                     July 5, 2000
___________________________________________
             GARY W. PANKONIEN

                     *                      Director                     July 5, 2000
___________________________________________
           SUSAN VLADUCHICK SAM

                 SIGNATURE                            TITLE                  DATE
                 ---------                            -----                  ----

                     *                      Director                     July 5, 2000
___________________________________________
              JOHN C. SARGENT

                     *                      Director                     July 5, 2000
___________________________________________
            MARSHALL C. TURNER

        *By: /s/ Gerd Stoecker
___________________________________________
               GERD STOECKER
             ATTORNEY-IN-FACT

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Wilmington, State of Delaware, on July 5, 2000.

                                          E. I. Du Pont De Nemours and Company

                                                  /s/ Gary M. Pfeiffer
                                          By:----------------------------------
                                                      Gary M. Pfeiffer
                                              Senior Vice President and Chief
                                                     Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

                 Signature                            Title                  Date
                 ---------                            -----                  ----

                     *                      Chairman of the Board and    July 5, 2000
___________________________________________  Chief Executive Officer
         Charles O. Holliday, Jr.            (principal executive
                                             officer)

          /s/ Gary M. Pfeiffer              Senior Vice President and    July 5, 2000
___________________________________________  Chief Financial Officer
             Gary M. Pfeiffer                (principal financial and
                                             accounting officer)

                     *                      Director                     July 5, 2000
___________________________________________
             Alain J. P. Belda

                                            Director
___________________________________________
            Curtis J. Crawford

                     *                      Director                     July 5, 2000
___________________________________________
            Lousia C. Duemling

                     *                      Director                     July 5, 2000
___________________________________________
             Edward B. du Pont

                     *                      Director                     July 5, 2000
___________________________________________
            Deborah C. Hopkins

                     *                      Director                     July 5, 2000
___________________________________________
              Lois D. Juliber

                 Signature                            Title                  Date
                 ---------                            -----                  ----

                                            Director
___________________________________________
               Goran Lindahl

                     *                      Director                     July 5, 2000
___________________________________________
              Masahisa Naitoh

                                            Director
___________________________________________
             William K. Reilly

                     *                      Director                     July 5, 2000
___________________________________________
            H. Rodney Sharp III

                     *                      Director                     July 5, 2000
___________________________________________
              Charles M. Vest

                     *                      Director                     July 5, 2000
___________________________________________
             Sanford I. Weill

     *By:   /s/ Stacey J. Mobley
___________________________________________
             Stacey J. Mobley
             Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  1.1*   Form of Underwriting Agreement.
  4.1**  Specimen certificate for common stock.
  4.2*   Form of Indenture, between DuPont Photomasks, Inc. and Chase Bank of
         Texas, N.A., as trustee, including the form of   % Convertible
         Subordinated Notes due 2004 attached as Exhibit A thereto.
  5.1    Opinion of Brobeck, Phleger & Harrison LLP.
  5.2    Opinion of Senior Counsel to E. I. du Pont de Nemours and Company.
  8.1    Opinion of Brobeck, Phleger & Harrison LLP as to tax matters.
 11.1*** Earnings per share computation.
 12.1    Statement re: Computation of Ratios.
 23.1    Consent of PricewaterhouseCoopers LLP for DuPont Photomasks, Inc.
 23.2    Consent of PricewaterhouseCoopers LLP for E. I. du Pont de Nemours and
         Company.
 23.3    Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 5.1 hereto).
 23.4    Consent of Senior Counsel to E. I. du Pont de Nemours and Company
         (included in Exhibit 5.2 hereto).
 24.1*** Power of attorney.
 25.1    Form T-1 Statement of Eligibility and Qualification under the Trust
         Indenture Act of 1939, as amended, of Chase Bank of Texas, N.A., trustee under the Indenture.

--------

  * To be filed by amendment.

 ** Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (Registration Statement No. 333-3386) of DuPont Photomasks, Inc.

*** Previously filed.